Filed by Vivo Participações S.A.

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: Telemig Celular Participações S.A.

Commission File Number: 001-14483

Subject Company: Telemig Celular S.A.

Commission File Number: 333-09470

Date: May 26, 2009

Item 1—First Quarter Results of Telemig Celular Participações (“TCP”)

COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01—IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Brazilian IRS Registry of Legal Entities (CNPJ)
01770-1	TELEMIG CELULAR PARTICIPAÇÕES S.A.	02.558.118/0001-65
4 - Registration Number (NIRE) 53.300.005.770

01.02—HEAD OFFICE

1 - ADDRESS			2 - DISTRICT
Rua Levindo Lopes, 258			Funcionários
3 - ZIP CODE	4 - MUNICIPALITY			5 - STATE
30140-170	Belo Horizonte		MG
6 - AREA CODE 31	7 - TELEPHONE NUMBER 9933-3931	8 - TELEPHONE NUMBER -	9 - TELEPHONE NUMBER -	10 - TELEX -
11 - AREA CODE 31	12 - FAX 3259-3709	13 - FAX -	14 - FAX -
15 - E-MAIL

01.03—INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME
Ernesto Gardelliano
2 - ADDRESS			3 - DISTRICT
Av. Doutor Chucri Zaidan, 860			Morumbi
4 - ZIP CODE	5 - MUNICIPALITY			6 - STATE
04583-110	São Paulo		SP
7 - AREA CODE 11	8 - TELEPHONE NUMBER 7420-1172	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX -
12 - AREA CODE 11	13 - FAX 7420-2247	14 - FAX -	15 - FAX -
16 - E-MAIL ir@vivo.com.br

01.04—GENERAL INFORMATION / INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2009	12/31/2009	1	01/01/2009	03/31/2009	4	10/01/2008	12/31/2008
9 - AUDITOR						10 - CVM CODE
Ernst & Young Auditores Independentes S/S						00471-5
11 - NAME OF RESPONSIBLE PARTNER						12 - INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER
Luiz Carlos Passetti						001.625.898-32

01.01—IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Brazilian IRS Registry of Legal Entities (CNPJ)
01770-1	TELEMIG CELULAR PARTICIPAÇÕES S.A.	02.558.118/0001-65

01.05—CAPITAL COMPOSITION

NUMBER OF SHARES (IN THOUSANDS)	1 - CURRENT QUARTER 03/31/2009	2 - PRIOR QUARTER 12/31/2008	3 - SAME QUARTER IN PRIOR YEAR 03/31/2008
SUBSCRIBED CAPITAL
1 - COMMON	13,689	13,466	13,466
2 - PREFERRED	23,799	23,411	22,471
3 - TOTAL	37,488	36,877	36,207
TREASURY STOCK
4 - COMMON	0	0	0
5 - PREFERRED	0	0	0
6 - TOTAL	0	0	0

01.06—CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY
Commercial, industrial and others
2 - SITUATION
Operating
3 - SHARE CONTROL NATURE
Private holding
4 - ACTIVITY CODE
1130 - Telecommunications
5 - MAIN ACTIVITY
Cellular Telecommunications Service
6 - TYPE OF CONSOLIDATION
Total
7 - TYPE OF INDEPENDENT ACCOUNTANTS’ REPORT
Unqualified

01.07—COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - Brazilian IRS Registry of Legal Entities (CNPJ)	3 - NAME

01.08—DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - YIELD	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - YIELD PER SHARE
01	AGO/E(1)	03/18/2009	Interest on Shareholders’ equity	03/30/2009	COMMON	0.3689763484
02	AGO/E(1)	03/18/2009	Interest on Shareholders’ equity	03/30/2009	PREFERRED	0.3689763484
03	AGO/E(1)	03/18/2009	Dividends	03/30/2009	PREFERRED	6.3557105380
04	AGO/E(1)	03/18/2009	Dividends	03/30/2009	COMMON	6.3557105380

(1) General/Extraordinary Shareholders’ Meeting

01.01—IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Brazilian IRS Registry of Legal Entities (CNPJ)
01770-1	TELEMIG CELULAR PARTICIPAÇÕES S.A.	02.558.118/0001-65

01.09— SUBSCRIBED CAPITAL AND CHANGES IN CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL (In thousands of reais)	4 - CHANGE AMOUNT (In thousands of reais)	5 - CHANGE NATURE	6 - NUMBER OF SHARES ISSUED (Thousand)	7 - SHARE PRICE ON ISSUE DATE (In reais)
01	02/12/2009	623,350	22,886	Capital Reserve	611	37.4700000000

01.10— INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE
04/30/2009

A free translation from Portuguese into English of quarterly financial statements prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific standards issued by IBRACON, CFC and CVM

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – QUARTERLY INFORMATION                      Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	At 03/31/2009

1 - CVM CODE	2 - COMPANY NAME	3 - Brazilian IRS Registry of Legal Entities (CNPJ)
01770-1	TELEMIG CELULAR PARTICIPAÇÕES S.A.	02.558.118/0001-65

02.01—BALANCE SHEET—ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 03/31/2009	4 - 12/31/2008
1	TOTAL ASSETS	1,865,996	2,091,743
1.01	CURRENT ASSETS	460,348	712,460
1.01.01	CASH AND CASH EQUIVALENTS	322,538	327,664
1.01.01.01	CASH AND BANKS	322,538	327,664
1.01.01.02	SHORT-TERM INVESTMENTS	0	0
1.01.02	RECEIVABLES	0	0
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	0	0
1.01.02.02	OTHER RECEIVABLES	0	0
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	137,810	384,796
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	137,139	151,886
1.01.04.02	PREPAID EXPENSES	618	601
1.01.04.03	INTEREST ON SHAREHOLDERS’ EQUITY AND DIVIDENDS	0	232,272
1.01.04.04	OTHER ASSETS	53	37
1.02	NONCURRENT ASSETS	1,405,648	1,379,283
1.02.01	LONG-TERM RECEIVABLES	495,459	485,835
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	0	0
1.02.01.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	0	0
1.02.01.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.01.03	OTHER	495,459	485,835
1.02.01.03.01	DEFERRED AND RECOVERABLE TAXES	494,686	484,858
1.02.01.03.02	PREPAID EXPENSES	296	314
1.02.01.03.03	OTHER ASSETS	477	663
1.02.02	PERMANENT ASSETS	910,189	893,448
1.02.02.01	INVESTMENTS	910,144	893,395
1.02.02.01.01	ASSOCIATED COMPANIES	0	0
1.02.02.01.02	GOODWILL ON ASSOCIATED COMPANIES	0	0
1.02.02.01.03	SUBSIDIARY COMPANIES	910,144	893,395
1.02.02.01.04	SUBSIDIARY COMPANIES – GOODWILL	0	0
1.02.02.01.05	OTHER INVESTMENTS	0	0
1.02.02.02	PROPERTY, PLANT AND EQUIPMENT	45	53
1.02.02.03	INTANGIBLE ASSETS	0	0
1.02.02.04	DEFERRED CHARGES	0	0

02.02—BALANCE SHEET—LIABILITIES AND SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 03/31/2009	4 - 12/31/2008
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,865,996	2,091,743
2.01	CURRENT LIABILITIES	93,109	344,134
2.01.01	LOANS AND FINANCING	0	0
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	810	2,467
2.01.04	TAXES PAYABLE	0	5,565
2.01.05	DIVIDENDS PAYABLE	8,113	251,701
2.01.06	PROVISIONS	0	83
2.01.07	PAYABLES TO RELATED PARTIES	0	0
2.01.08	OTHER	84,186	84,318
2.01.08.01	PAYROLL AND SOCIAL CHARGES	32	35
2.01.08.02	OTHER LIABILITIES	84,154	84,283
2.02	NONCURRENT LIABILITIES	11	0
2.02.01	LONG-TERM LIABILITIES	11	0
2.02.01.01	LOANS AND FINANCING	0	0
2.02.01.02	DEBENTURES	0	0
2.02.01.03	PROVISIONS	0	0
2.02.01.04	PAYABLES TO RELATED PARTIES	11	0
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0
2.02.01.06	OTHER	0	0
2.05	SHAREHOLDERS’ EQUITY	1,772,876	1,747,.609
2.05.01	CAPITAL STOCK	623,350	600,464
2.05.02	CAPITAL RESERVES	538,706	561,592
2.05.03	REVALUATION RESERVE	0	0
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	CONTROLLED AND NON CONTROLLED SUBSIDIARIES	0	0
2.05.04	INCOME RESERVES	585,533	585,553
2.05.04.01	LEGAL	69,183	69,183
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFIT RESERVES	0	0
2.05.04.05	RETENTION OF PROFITS	516,370	516,370
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER REVENUE RESERVES	0	0
2.05.06	RETAINED EARNINGS/ACCUMULATED DEFICIT	25,267	0

03.01—STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 - 01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
3.01	GROSS SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTIONS	0	0	0	0
3.03	NET SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF SALES AND/OR SERVICES	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/INCOME	28,355	28,355	170,789	170,789
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(2,549)	(2,549)	(636)	(636)
3.06.03	FINANCIAL	11,368	11,368	9,162	9,162
3.06.03.01	FINANCIAL INCOME	11,863	11,863	9,162	9,162
3.06.03.02	FINANCIAL EXPENSES	(495)	(495)	0	0
3.06.04	OTHER OPERATING INCOME	115	115	0	0
3.06.05	OTHER OPERATING EXPENSES	(4)	(4)	(9)	(9)
3.06.06	EQUITY IN EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	19,425	19,425	162,272	162,272
3.07	OPERATING RESULT	28,355	28,355	170,789	170,789
3.08	NONOPERATING INCOME (LOSS)	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	LOSS BEFORE TAXES AND PROFIT SHARING	28,355	28,355	170,789	170,789
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(3,431)	(3,431)	14	14
3.11	DEFERRED INCOME TAX	343	343	(2,908)	(2,908)
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	0	0	0
3.12.01	INTEREST	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	0	0	0	0
3.15	EARNINGS /LOSS FOR THE PERIOD	25,267	25,267	167,895	167,895
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	37,488	37,488	36,207	36,207
	EARNINGS PER SHARE	0.67400	0.67400	4.63709	4.63709
	LOSS PER SHARE		0	0	0

04.01—STATEMENT OF CASH FLOW (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 - 01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
4.01	CASH GENERATED FROM OPERATING ACTIVIES	3,652	3,652	6,198	6,198
4.01.01	ADJUSTMENTS TO RECONCILE THE NET PROFIT FOR TE PERIOD WITH FUNDS FROM OPERATING ACTIVIES	5,816	5,816	8,586	8,586
4.01.01.01	NET PROFIT FOR THE PERIOD	25,267	25,267	167,895	167,895
4.01.01.02	EQUITY INTEREST	(19,425)	(19,425)	(162,272)	(162,272)
4.01.01.03	DEPRECIATION AND AMORTIZATION	8	8	16	16
4.01.01.04	PROVISIONS FOR SUPPLIERS	372	372	39	39
4.01.01.05	REVERSAL FOR CONTINGENCIES	(63)	(63)	0	0
4.01.01.06	DEFERRED INCOME TAX	(343)	(343)	2,908	2,908
4.01.02	VARIATIONS IN OPERATING ASSETS AND LIABILITIES	(2,164)	(2,164)	(2,388)	(2,388)
4.01.02.01	DEFERRED TAXES AND TAX CREDITS	5,262	5,262	6,174	6,174
4.01.02.02	OTHER CURRENT AND NON-CURRENT ASSETS	180	180	(379)	(379)
4.01.02.03	LABOR, PAYROLL CHARGES AND BEFEFITS	(3)	(3)	(547)	(547)
4.01.02.04	SUPPLIERS AND ACCOUNTS PAYABLE	(2,029)	(2,029)	64	64
4.01.02.05	TAXES, FEES AND CONTRIBUITIONS	(5,565)	(5,565)	(7,713)	(7,713)
4.01.02.06	PROVISIONS FOR CONTINGENCIES	(20)	(20)	0	0
4.01.02.07	OTHER CURRENT ANS NON-CURRENT LIABILITIES	11	11	13	13
4.01.03	OTHERS	0	0	0	0
4.02	CASH GENERATED FROM INVESTMENT ACTIVITIES	234,939	234,939	0	0
4.02.01	RECEIPT OF DIVIDENDS AND SHAREHOLDERS’EQUITY	234,939	234,939	0	0
4.03	CASH INVESTED IN FINANCING ACTIVITIES	(243,717)	(243,717)	(365)	(365)
4.03.01	PAYMENTS OF DIVIDENDS AND INTEREST ON SHAREHOLDERS’EQUITY	(243,588)	(243,588)	(36)	(36)
4.03.02	PAYMENTS OF REVERSE STOCK SPLIT	(129)	(129)	(329)	(329)
4.05	INCREASE (DECREASE) OF CASH AND CASH EQUIVALENTS	(5,126)	(5,126)	5,833	5,833
4.05.01	INITIAL BALANCE	327,664	327,644	293,617	293,617
4.05.02	FINAL BALANCE	322,538	322,538	299,450	299,450

05.01—STATEMENT OF CHANGES IN FINANCIAL POSITION (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	5 - REEVALUATION RESERVES	6 - INCOME RESERVES	7 - RETAINED EARNINGS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	BALANCES AT DECEMBER 31, 2008	600,464	561,592	0	585,553	0	1,747,609
5.04	NET PROFIT FOR THE PERIOD	0	0	0	0	25,267	25,267
5.08	CAPITALINCREASE OUT OF RESERVES, AS PER AGE 02.12.09	22,886	(22,886)	0	0	0	0
5.08.01	CAPITALINCREASE OUT OF RESERVES, AS PER AGE 02.12.09	22,886	(22,886)	0	0	0	0
5.13	BALANCES AT MARCH 31, 2009	623,350	538,706	0	585,553	25,267	1,772,876

08.01—BALANCE SHEET—CONSOLIDATED ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 03/31/2009	4 - 12/31/2008
1	TOTAL ASSETS	2,629,521	3,326,946
1.01	CURRENT ASSETS	1,083,817	1,761,470
1.01.01	CASH AND CASH EQUIVALENTS	406,707	948,734
1.01.01.01	CASH AND BANKS	406,707	948,734
1.01.01.02	SHORT-TERM INVESTMENTS	0	0
1.01.02	RECEIVABLES	249,278	298,269
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	249,278	298,269
1.01.02.02	OTHER RECEIVABLES	0	0
1.01.02.02.01	SHORT-TERM INVESTMENTS PLEDGED AS COLLATERAL	0	0
1.01.03	INVENTORIES	47,122	69,294
1.01.04	OTHER	380,710	445,173
1.01.04.01	FINANCIAL INVESTMENTS AS GUARANTEE	2,273	4,012
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	298,501	386,461
1.01.04.03	PREPAID EXPENSES	74,148	30,606
1.01.04.04	OTHER ASSETS	5,788	24,094
1.02	NONCURRENT ASSETS	1,545,704	1,565,476
1.02.01	LONG-TERM RECEIVABLES	658,219	638,294
1.02.01.01	OTHER CREDIT	0	0
1.02.01.01.01	DEFERRED AND RECOVERABLE TAXES
1.02.01.01.02	PREPAID EXPENSES
1.02.01.01.03	OTHER ASSETS
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	0	0
1.02.01.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	0	0
1.02.01.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.01.03	OTHERS	658,219	638,294
1.02.01.03.01	DEFERRED AND RECOVERABLE TAXES	646,287	624,175
1.02.01.03.02	PREPAID EXPENSES	4,492	6,251
1.02.01.03.03	OTHER ASSETS	7,440	7,868
1.02.02	PERMANENT ASSETS	887,485	927,182
1.02.02.01	INVESTMENTS	0	0
1.02.02.01.01	ASSOCIATED COMPANIES	0	0
1.02.02.01.02	SUBSIDIARY COMPANIES	0	0
1.02.02.01.03	OTHER INVESTMENTS	0	0
1.02.02.02	PROPERTY AND EQUIPMENT	744,398	769,819
1.02.02.03	INTANGIBLE ASSETS	143,087	157,363
1.02.02.04	DEFERRED CHARGES	0	0

08.02—BALANCE SHEET—CONSOLIDATED LIABILITIES AND SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 03/31/2009	4 - 12/31/2008
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,629,521	3,326,946
2.01	CURRENT LIABILITIES	505,111	1,237,036
2.01.01	LOANS AND FINANCING	0	0
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	281,183	394,085
2.01.04	TAXES PAYABLE	39,970	89,255
2.01.05	DIVIDENDS PAYABLE	11,929	300,017
2.01.06	PROVISIONS	8,763	7,535
2.01.07	PAYABLES TO RELATED PARTIES	0	0
2.01.08	OTHER	163,266	250,875
2.01.08.01	PAYROLL AND SOCIAL CHARGES	16,799	24,311
2.01.08.02	REVERSE STOCK SPLIT	0	67,348
2.01.08.03	OTHER LIABILITIES	146,467	159,216
2.02	NONCURRENT LIABILITIES	119,218	116,639
2.02.01	LONG-TERM LIABILITIES	119,218	116,639
2.02.01.01	LOANS AND FINANCING	0	0
2.02.01.02	DEBENTURES	57,691	56,923
2.02.01.03	PROVISIONS	8,349	8,297
2.02.01.03.01	PROVISION FOR ACTUARIAL DEFICIT	0	0
2.02.01.03.02	PROVISION FOR CONTINGENCIES
2.02.01.04	PAYABLES TO RELATED PARTIES	11	0
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0
2.02.01.06	OTHER	53,167	51.419
2.02.01.06.01	TAXES PAYABLE	30,022	28,755
2.02.01.06.02	OTHER LIABILITIES	23,145	22,664
2.02.02	DEFERRED INCOME
2.04	MINORITY INTEREST	232,316	225,662
2.05	SHAREHOLDERS’ EQUITY	1,772,876	1,747,609
2.05.01	CAPITAL STOCK	623,350	600,464
2.05.02	CAPITAL RESERVES	538,706	561,592
2.05.03	REVALUATION RESERVE	0	0
2.05.03.01	OWN ASSETS	0	0
2.04.03.02	SUBSIDIARY/ASSOCIATED COMPANIES	0	0
2.05.04	REVENUE RESERVES	585,553	585,553
2.05.04.01	LEGAL	69,183	69,183
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE REVENUE RESERVES	0	0
2.05.04.05	RETENTION OF PROFITS	516,370	516,370
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER REVENUE RESERVES	0	0
2.05.06	RETAINED EARNINGS/ACCUMULATED DEFICIT	25,267	0
2.05.07	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0

09.01—CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 - 01/01/2008 to 03/31/2008	6 - 01/01/2008 to 3/31/2008
3.01	GROSS SALES AND/OR SERVICES	568,255	568,255	505,404	505,404
3.02	DEDUCTIONS	(169,061)	(169,061)	(156,151)	(156,151)
3.03	NET SALES AND/OR SERVICES	399,194	399,194	349,253	349,253
3.04	COST OF SALES AND/OR SERVICES	(262,113)	(262,113)	(191,081)	(191,081)
3.05	GROSS PROFIT	137,081	137,081	158,172	158,172
3.06	OPERATING EXPENSES/INCOME	(91,841)	(91,841)	147,263	147,263
3.06.01	SELLING EXPENSES	(76,864)	(76,864)	(79,841)	(79,841)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(47,047)	(47,047)	(56,407)	(56,407)
3.06.03	FINANCIAL	20,478	20,478	17,968	17,968
3.06.03.01	FINANCIAL INCOME	25,606	25,606	26,212	26,212
3.06.03.02	FINANCIAL EXPENSES	(5,128)	(5,128)	(8,244)	(8,244)
3.06.04	OTHER OPERATING INCOME	21,026	21,026	270,016	270,016
3.06.05	OTHER OPERATING EXPENSES	(9,434)	(9,434)	(4,473)	(4,473)
3.06.06	EQUITY IN EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	0	0	0	0
3.07	OPERATING RESULT	45,240	45,240	305,435	305,435
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	RESULT BEFORE TAXES AND PROFIT SHARING	45,240	45,240	305,435	305,435
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(3,613)	(3,613)	(25,534)	(25,534)
3.11	DEFERRED INCOME TAX	(12,382)	(12,382)	(79,360)	(79,360)
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	0	0	0
3.12.01	INTEREST	0	0	0	0
3.12.01.01	SHAREHOLDERS EQUITY VARIATION OF SUBSIDIARY NON CAUSED BY PROFIT	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDER’S EQUITY	0	0	0	0
3.14	MINORITY INTEREST	(3,978)	(3,978)	(32,646)	(32,646)
3.15	PROFIT/LOSS FOR THE PERIOD	25,267	25,267	167,895	167,895
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	37,488	37,488	36,207	36,207
	EARNINGS PER SHARE	0.67400	0.67400	4.63709	4.63709
	LOSS PER SHARE	-	-	-	-

10.01—CONSOLIDATED STATEMENT OF CASH FLOW (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 - 01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
4.01	CASH GENERATED FROM OPERATING ACTIVITIES	52,540	52,540	213,080	213,080
4.01.01	ADJUSTMENTS TO RECONCILE THE NET PROFIT FOR THE PERIOD WITH FUNDS FROM OPERATING ACTIVITIES	179,099	179,099	(171,383)	(171,383)
4.01.01.01	MINORITY INTEREST	3,978	3,978	32,646	32,646
4.01.01.02	DEPRECIATION E AMORTIZATIONS	81,521	81,521	56,270	56,270
4.01.01.03	RESIDUAL COST OF WITTEN-OFF FIXED ASSET	0	0	(69)	(69)
4.01.01.04	REVERSAL FOR LOSSES ON INVETORIES	(180)	(180)	(284)	(284)
4.01.01.05	WRITING-OFFS ON INVENTORIES	0	0	(4)	(4)
4.01.01.06	PROVISIONS (REVERSAL) FOR SUPPLIERS	(15,642)	(15,642)	(85,569)	(85,569)
4.01.01.07	LOSSES (GAINS) ON FORWARD AND SWAP CONTRACTS	3,452	3,452	4,052	4,052
4.01.01.08	PROVISIONS (REVERSAL) FOR TAXES AND CONTRIBUITIONS	61,001	61,001	(189,340)	(189,340)
4.01.01.09	GAINS ON LOANS, FINANCING AND DEBENTURES	(1,777)	(1,777)	(1,657)	(1,657)
4.01.01.10	MONETARY VARIATIONS	1,843	1,843	5,186	5,186
4.01.01.11	ALLOWANCE FOR DOUBTFUL DEBTORS	6,508	6,508	8,346	8,346
4.01.01.12	PROVISIONS (REVERSAL) FOR CONTINGENCIES	3,407	3,407	2,272	2,272
4.01.01.13	PROVISION (REVERSAL) FOR LOYALTY PROGRAM	(2,862)	(2,862)	1,137	1,137
4.01.01.14	DEFERRED INCOME TAX	12,382	12,382	79,360	79,360
4.01.01.15	ADHESION TO ICMS TAX SETTEMENT AGREEMENT	0	0	(251,624)	(251,624)
4.01.01.16	POST-EMPLOYMENT BENEFIT PLANS	201	201	0	0
4.01.01.17	NET PROFIT FOR THE PERIOD	25,267	25,267	167,895	167,895
4.01.02	VARIATIONS IN ASSETS AND LIABILITIES	(126,559)	(126,559)	384,463	384,463
4.01.02.01	ACCOUNTS RECEIVABLE	42,483	42,483	12,385	12,385
4.01.02.02	INVENTORIES	22,352	22,352	(18,592)	(18,592)
4.01.02.03	DEFERRED TAXES AND TAX CREDITS	53,466	53,466	95,486	95,486
4.01.02.04	OTHER CURRENT AND NON-CURRENT ASSETS	(21,310)	(21,310)	(34,859)	(34,859)
4.01.02.05	LABOR, PAYROLL CHARGES AND BENEFITS	(7,512)	(7,512)	(15,224)	(15,224)
4.01.02.06	SUPPLIERS AND ACCOUNTS PAYABLE	(97,260)	(97,260)	(9,611)	(9,611)
4.01.02.07	INTEREST ON LOANS, FINANCING AD DEBENTURES	988	988	3,388	3,388
4.01.02.08	TAXES, FEES AND CONTRIBUTIONS	(110,581)	(110,581)	369,671	369,671

10.01—CONSOLIDATED STATEMENT OF CASH FLOW (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 - 01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
4.01.02.09	PROVISIONS FOR CONTINGENCIES	(2,127)	(2,127)	53	53
4.01.02.10	OTHER CURRENT AND NON-CURRENT LIABILITIES	(7,058)	(7,058)	(18,234)	(18,234)
4.01.03	OTHERS	0	0	0	0
4.02	CASH INVESTED IN INVESTMENT ACTIVITIES	(41,823)	(41,823)	(11,527)	(11,527)
4.02.01	ADDITIONS TO PROPERTY, PLANT & EQUIPMENT AND INTANGIBLE ASSETS	(41,823)	(41,823)	(12,192)	(12,192)
4.02.02	PROCEEDS FROM DISPOSAL OF PROPERTY, PLANT & EQUIPMENT	0	0	665	665
4.03	CASH GENERATED FROM (INVESTED IN) FINANCING ACTIVITIES	(552,744)	(552,744)	10,046	10,046
4.03.01	FUNDING FROM LOANS, FINANCING AND DEBENTURES	0	0	17,390	17,390
4.03.02	REPAYMENT OF LOANS, FINANCING AND DEBENTURES	(184,488)	(184,488)	0	0
4.03.03	PAYMENT OF INTEREST ON LOANS, FINANCING AND DEBENTURES	(9,224)	(9,224)	(6,944)	(6,944)
4.03.04	PAYMENTS OF DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	(288,088)	(288,088)	(36)	(36)
4.03.05	PAYMENTS OF REVERSE STOCK SPLIT	(144)	(144)	(364)	(364)
4.03.06	REPAYMENTS OF FORWARD AND SWAP CONTRACTS	(70,800)	(70,800)	0	0
4.05	INCREASE (DECREASE) OF CASH AND CASH EQUIVALENTS	(542,027)	(542,027)	211,599	211,599
4.05.01	INITIAL BALANCE	948,734	948,734	730,572	730,572
4.05.02	FINAL BALANCE	406,707	406,707	942,171	942,171

11. 01—STATEMENT OF CHANGES IN FINANCIAL POSITION (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	5 - REEVALUATION RESERVES	6 - INCOME RESERVES	7 - RETAINED EARNINGS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	BALANCES AT DECEMBER 31, 2008	600,464	561,592	0	585,553	0	1,747,609
5.04	NET PROFIT FOR THE PERIOD	0	0	0	0	25,267	25,267
5.08	CAPITAL INCREASE OUT OF RESERVES, AS PER AGE 02.12.09	22,886	(22,886)	0	0	0	0
5.08.01	CAPITAL INCREASE OUT OF RESERVES, AS PER AGE 02.12.09	22,886	(22,886)	0	0	0	0
5.13	BALANCES AT MARCH 31, 2009	623,350	538,706	0	585,553	25,267	1,772,876

A free translation from Portuguese into English of Limited Review Report of Independent Auditors on Quarterly Financial Statements prepared in accordance with the accounting practices adopted in Brazil and with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), in conjunction with the National Association of State Boards of Accountancy (CFC)

REPORT OF INDEPENDENT AUDITORS ON LIMITED REVIEW

To the Board of Directors and Shareholders

Telemig Celular Participações S.A.

Belo Horizonte—MG

1.	We reviewed the accounting information contained in the Quarterly Information (ITR) (company and consolidated) of Telemig Celular Participações S.A. (“Company”) for the quarter ended March 31, 2009, comprising the balance sheet and the statements of income, of changes in shareholders’ equity and of cash flows, the report on performance and notes thereto. These financial statements are the responsibility of the Company management.

2.	We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), in conjunction with the National Association of State Boards of Accountancy (CFC), comprising mainly: (a) inquiries of and discussion with accounting, financial and operating officials of the Company about the main criteria adopted in the preparation of the Quarterly Information; and (b) review of the information and subsequent events that have or may have significant effects on the financial and operating position of the Company.

3.	Based on our review, we are not aware of any significant modification that should be made to the Quarterly Information referred to in paragraph 1 for it to be in accordance with the standards required by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Quarterly Information.

4.	As mentioned in Note 2, in connection with the changes in accounting practices adopted in Brazil during 2008, the statements of income for the quarter ended March 31, 2008, presented for comparison purposes, were adjusted and are being restated in line with Accounting Standards and Procedures (NPC) 12 – Accounting Practices, Changes in Accounting Estimates and Correction of Errors, approved by CVM Resolution No. 506. The cash flows are being presented by the Company for the first time for Quarterly Information purposes, addressing the effects of changes in the accounting practices adopted in Brazil during 2008 and therefore are also comparable between the quarters presented.

5.	The review of the Quarterly Information for the quarter ended March 31, 2008, originally prepared without considering the adjustments from the changes in accounting practices described in Note 2, was conducted by other independent auditors, who issued a report on limited review without qualifications, dated April 29, 2008. In connection with our review of the Quarterly Information, we also reviewed the adjustments from the changes in accounting practices described in Note 2 for the quarter ended March 31, 2008. Based on our review, we are not aware of any significant modification that should be made to the accounting information at March 31, 2008, restated for comparison purposes, for it to be in line with the accounting practices adopted in Brazil and with Brazilian Securities and Exchange Commission (CVM) standards. We were engaged to review only the adjustments described in Note 2, and not to review or apply any other procedures on the Quarterly Information for the quarter ended March 31, 2008 and therefore we did not issue any report on the limited review of the aforesaid Quarterly Information.

São Paulo, April 30, 2009

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2-SP 015199/O-6-F-MG

Luiz Carlos Passetti	Drayton Teixeira de Melo
Partner CRC-1-SP-144.343/O-3-S-MG	Partner CRC-1-SP-236947/O-3-S-MG

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

1. OPERATIONS

a. Equity Control

Telemig Celular Participações S.A. (“Company”) is a publicly-held company which, at March 31, 2009, is controlled by Vivo Participações S.A. (“Vivo Participações” or “controlling company”), which holds 58.94% of its total capital stock.

The Company is the controlling shareholder of Telemig Celular S.A. (the “subsidiary” or “Telemig Celular”), which together with Vivo Participações hold 90.64% of the total capital stock at March 31, 2009.

b. Authorizations and Frequencies

The subsidiary is a provider of the Personal Mobile Service (“SMP”) in Area 4 of Region 1 of the SMP General Authorizations Plan, including activities necessary or useful for the performance of such services, in conformity with the authorizations granted thereto, which cover the state of Minas Gerais.

The subsidiary holds two authorizations for exploitation of mobile telephone services in the state of Minas Gerais, being: Sector 2—Minas Gerais (except Triângulo Mineiro region) and Sector 3—Triângulo Mineiro region.

The subsidiary’s business, including the services it is authorized to provide, is regulated by the National Telecommunications Agency (“ANATEL”), the telecommunication services regulatory agency, in accordance with Law No. 9,472, dated July 16, 1997, and respective regulations, decrees, decisions and complementary plans.

The authorizations granted by the ANATEL may only be renewed once, for a 15-year period, and requires payment at every two years after the first renewal of rates equivalent to 2% of its revenues for the year prior to that of the payment, net of taxes and mandatory social contributions, and related to the application of the Basic and Alternative Service Plans.

c. Agreement between Telefónica S.A. and Telecom Italy

In October 2007, TELCO S.p.A. (in which Telefónica S.A holds an interest of 42.3%), completed the acquisition of 23.6% of Telecom Italia. Telefónica S.A. has the shared control of Vivo Participações S.A., through its joint venture with Portugal Telecom. Telecom Italia holds an interest in TIM Participações S.A (TIM), which is a mobile telephone operator in Brazil. As a result of the acquisition of its interest in Telecom Italia, Telefónica S.A. does not have any direct involvement in the operations of TIM. Additionally, any transactions between the Company and TIM are transactions in the regular course of business, which are regulated by the ANATEL.

2. BASIS OF PREPARATION AND PRESENTATION OF THE QUARTERLY FINANCIAL STATEMENTS

a) Quarterly financial statements

The quarterly financial statements (“ITR’s”) of the Company and its subsidiary are presented in thousands of Brazilian reais (except as otherwise mentioned) and have been prepared based on the accounting practices adopted in Brazil, as well as on the rules issued by the Brazilian Securities and Exchange Commission (CVM), with due regard to the accounting standards set forth in the corporation law (Law No. 6,404/76), or Brazilian Corporate Law, which include the new provisions introduced, amended and revoked by Law No. 11,638, dated

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

December 28, 2007 and by Executive Act No. 449, dated December 03, 2008, with further regard, also, to the rules applicable to telecommunication service concessionaires.

The requirements of Brazilian Corporate Law apply to fiscal years started beginning on January 01, 2008. These requirements are not to be considered as changes of circumstances or of estimates and, therefore, the adoption of new practices introduced by Law No. 11,638/07, as a general rule, must be shown retrospectively, that is, by application of these new accounting practices as if they had been in use during all the periods presented, with due regard to the rule governing “Accounting Practices, Changes to Accounting Estimates and Correction of Mistakes”, as approved by the CVM, by Resolution No. 506. Accordingly, the Quarterly Information for the three-month period ended March 31, 2008 was restated with the purpose of making them comparable with the Quarterly Information related to the three-month period ended March 31, 2009 (note 2b).

All balances of assets and liabilities, revenues and expenses arising out of transactions between the consolidated companies have been eliminated in the consolidated statements.

Some items of the consolidated income statement for the three-month period ended March 31, 2008 were reclassified in order to allow comparison with the new controlling shareholder’s information. Accordingly, and in order to make understanding easier, the income statement has been presented, with due explanations for the reclassifications (note 30).

These ITR’s were prepared pursuant to principles, practices and criteria consistent with those adopted in preparing the financial statements for the last fiscal year and should be reviewed together with said statements.

b) Effect of the adjustments of Law No. 11,638/07 and of Executive Act No. 449 (MP No. 449/08)

The table below shows the effects of the application of Law No. 11,638/07 and of MP No. 449/08 in the consolidated income statement for the three-month period ended March 31, 2008.

	Summary description of adjustment	Controlling Company	Consolidated
Net profit before changes introduced by Law No. 11,638/07 and MP No. 449/08		166,596	166,596
Reversal of the deferred assets amortization	(1)		936
Financial income (expenses) from:
Present value of monetary assets	(2)	—	(793)
Fair value of derivative transactions	(3)	—	2,221
Income tax and social contribution on total adjustments	(4)	—	(804)
Minority interest	(5)	—	(261)
Equity accounting	(6)	1,299	—
Net effects resulting from full application of Law No. 11,638/07 and MP No. 449/08		1,299	1,299

Net profit with full application of Law No. 11,638/07 and MP No. 449/08		167,895	167,895

1.	Reversal of the deferred assets amortization referring to amounts not representing pre-operating expenses and which may not be reclassified in other groups of the balance sheet, pursuant to the provisions in CVM Resolution No. 527/08, which approved CPC 13, due to the writing-off effected on December 31, 2007;

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

2.	Financial expenses resulting from the adjustment to present value of the tax on Circulation of Merchandise and Services (Imposto sobre Circulação de Mercadorias e Serviços—ICMS) on acquisitions of fixed assets, using the Long Term Interest Rate (“TJLP”);

3.	Financial income resulting from the adjustments to fair value of transactions with derivatives;

4.	Income tax (25%) and social contribution (9%), applied to all the above described adjustments;

5.	Minority interest effect, applied to all the above described adjustments;

6.	Equity accounting, applied to all the above described adjustments;

Additionally, on account of the elimination of the “Non-operating income”, in conformity with MP No. 449/08, the Company has reclassified consolidated net income in the amount of R$77 in the income statement for the three-month period ended March 31, 2008 in “Other operating revenue (expenses), net”.

3. CASH AND CASH EQUIVALENTS

	Controlling Company		Consolidated
	03.31.09	12.31.08	03.31.09	12.31.08
Cash	80	148	2,536	4,956
Financial investments	322,458	327,516	404,171	943,778

Total	322,538	327,664	406,707	948,734

The financial investments refer to fixed income transactions, indexed to the variation of the Interbank Deposit Certificates (“CDI”), with immediate liquidity.

4. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	03.31.09	12.31.08
Receivables from unbilled services	85,935	83,870
Receivables from interconnection fees	82,636	119,314
Receivables from billed services	55,575	58,386
Receivables from goods sold	46,911	66,152
(-) Allowance for doubtful accounts	(21,779)	(29,453)

Total	249,278	298,269

No customer represents more than 10% of the net accounts receivable at March 31, 2009 and December 31, 2008.

At March 31, 2009, the balance of accounts receivable includes R$12,466 (R$10,168 at December 31, 2008) related to transfer of co-billing of other operators, the amounts of which were determined on the basis of statements of commitment, once the corresponding contracts have not yet been signed by the parties. Pending matters related to the definition of liability for losses resulting from fraud have not yet been resolved, and await decision by the regulatory agency as well as settlement between the parties. The Company does not expect financial losses with respect to this matter.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

The changes in the allowance for doubtful accounts are as follows:

	2009	2008
Balance at beginning of year	29,453	28,175
Additional allowance in the 1Q (note 20)	6,508	8,346
Write-offs and recoveries in the 1Q	(14,182)	(4,775)

Balance at March 31	21,779	31,746

Additional allowance in the 2Q, 3Q and 4Q08		18,829
Write-offs and recoveries in 2Q, 3Q and 4Q08		(21,122)

Balance at year end		29,453

5. INVENTORIES

	Consolidated
	03.31.09	12.31.08
Handsets	44,916	63,718
Simcard (chip)	6,371	9,563
Accessories and other	10,339	10,697
(-) Provision for obsolescence	(14,504)	(14,684)

Total	47,122	69,294

6. DEFERRED AND RECOVERABLE TAXES

6.1 Breakdown

	Controlling Company		Consolidated
	03.31.09	12.31.08	03.31.09	12.31.08
Prepaid social contribution and income taxes	68,791	65,029	88,392	121,907
ICMS tax credit	199	206	39,935	41,490
PIS and COFINS tax credits	20,646	20,334	65,660	70,292
Withholding income tax	6,828	16,183	12,077	26,154
Other tax credits	26	—	2,946	501

Total tax credits	96,490	101,752	209,010	260,344

Deferred income and social contribution taxes	535,335	534,992	727,094	740,117
ICMS to be allocated	—	—	8,684	10,175

Total	631,825	636,744	944,788	1,010,636

Current	137,139	151,886	298,501	386,461
Noncurrent	494,686	484,858	646,287	624,175

The subsidiary is entitled to tax reduction benefit of 75% on the taxable profit generated in the tax incentive areas within the scope of the Agency for Development of the Northeast—ADENE, where the carrier operates (North of Minas Gerais and Vale do Jequitinhonha) for a period of 10 years as from 2004.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

The breakdown of deferred income and social contribution taxes is as follows:

	Consolidated
	03.31.09	12.31.08
Incorporated tax credit—reorganization (a)	533,511	570,328
Tax credits on provisions for: (b)
Contingencies and legal liabilities—CVM 489	90,918	85,959
Suppliers	15,442	14,215
Doubtful accounts	7,405	10,014
Provision for disposal of fixed assets	6,568	3,547
Provision for inventory obsolescence	4,931	4,993
Employee profit sharing	2,143	3,847
Derivative and other securities transactions	9,806	37,209
Tax loss and negative tax basis (c)	56,370	10,005

Total deferred taxes	727,094	740,117

Current	191,883	223,671
Noncurrent	535,211	516,446

The amount recorded in the current assets refers to reversal of temporary differences and goodwill amortization expected for the next twelve months.

The deferred taxes were recorded assuming their future realization, as follows:

Tax credit incorporated: represented by the net balance of goodwill and provision for maintenance of the shareholders’ equity integrity (note 6.2). Realization will occur in a period from 5 to 10 years. Studies performed by independent consultants hired during the corporate reorganization process support the recovery of such amounts within the above time frame.

Temporary differences: realization will occur upon payment of the provisions, effective loss on bad debts or realization of inventories, as well as reversal of other provisions.

Tax loss and negative tax basis: represents the amount recorded by the Company and its subsidiary, which will be offset up to the limit of 30% of the tax basis computed in the coming fiscal years and subject to no statute of limitations.

The Company and its subsidiary prepared feasibility studies, approved by the Board of Directors, which indicated the full recovery of deferred tax amounts recognized at December 31, 2008, as defined in CVM Instruction No. 371. During the three-month period ended March 31, 2009, no relevant fact occurred that indicated limitations to full recovery of the deferred tax amounts recognized by the Company and its subsidiary.

6.2 Tax credit incorporated—Corporate Reorganization

As a result of the Corporate Reorganization process, the Company and its subsidiary incorporated the goodwill paid on the privatization and acquisition of subsidiaries.

Provisions were recorded for maintenance of the shareholders’ equity of the merged company and, consequently, the net assets being merged represent, essentially, the tax benefit arising out of possible deduction of the incorporated goodwill.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

Included in the accounting records held for corporate and tax purposes by the Company and its subsidiary are specific accounts related to incorporated goodwill and provision and corresponding amortization, reversal and tax credit, the balances of which are as follows:

	Consolidated
	03.31.09			12.31.08
Reorganization	Goodwill	Provision	Net	Net
Telemig Celular—Privatization	42,452	(28,018)	14,434	19,846
Telemig Participações—Corporate Reorganization of TCO IP	1,400,136	(924,090)	476,046	504,958
Telemig Celular—Corporate Reorganization of TCO IP	126,563	(83,532)	43,031	45,524

Total	1,569,151	(1,035,640)	533,511	570,328

The changes in the three-month periods ended on March 31 are as follows:

	Consolidated
	2009	2008
Result:
Goodwill amortization	(108,288)	(15,919)
Provision reversal	71,471	10,507
Tax credit	36,817	5,412

Effect on income	—	—

To the extent the tax benefits are actually realized, the amount shall be incorporated into capital stock to the benefit of Vivo Participações, the other shareholders being assured preemptive rights. Proceeds arising out of the exercise of the preemptive rights shall be paid to Vivo Participações.

At a Special Meeting of the Board of Directors of the Company, held on February 12, 2008, the capitalization of a portion of the special goodwill reserve was approved, under the terms of CVM Instruction No. 319/99, in the amount of R$22,886, with the issue of 610,784 new registered shares, with no par value, corresponding to the tax benefits generated in 2008, with deduction of the credits on behalf of Vivo Participações, and assurance of preemptive rights, as set forth in article 171 of Law No. 6,404/76.

7. PREPAID EXPENSES

	Consolidated
	03.31.09	12.31.08
Telecommunication Inspection Fee (Fistel)	63,628	18,771
Advertising and publicity	9,823	12,031
Rent	1,054	1,468
Insurance premium, financial charges, software and other	4,135	4,587

Total	78,640	36,857

Current	74,148	30,606
Noncurrent	4,492	6,251

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

8. OTHER ASSETS

	Consolidated
	03.31.09	12.31.08
Judicial and frozen deposits and contractual pledge	7,490	7,928
Subsidies on terminal sales	2,227	9,604
Credits with Amazônia Celular S.A. and Tele Norte Celular Participações S.A. (a)	306	8,522
Advances to employees	2,954	1,325
Credits with suppliers	3	4,341
Prepayments to suppliers	201	206
Other assets	47	36

Total	13,228	31,962

Current	5,788	24,094
Noncurrent	7,440	7,868

(a)	These refer to the amounts of administrative and human resources sharing contract and establishment of condominium with Telemig and Telemig Participações, existing until the date of acquisition of the share control by Vivo Participações. The balances are remunerated based on the Interbank Deposit Certificate (CDI) variation).

9. INVESTMENTS

Investment in the subsidiary

Investee	Common interest	Preferred interest	Total interest
Telemig Celular	89.17%	79.68%	83.25%

Amount of shares owned

Investee	Common shares	Preferred shares	Total shares
Telemig Celular	794,764	1,180,078	1,974,842

Subsidiary information

	Shareholders’ equity at		Net profit for the three-month period ended
Investee	03.31.09	12.31.08	03.31.09	03.31.08
Telemig Celular	1,142,460	1,119,057	23,403	194,918

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

Breakdown and changes

The balance of the Company’s investments is as follows:

	03.31.09	03.31.08
Balance the beginning of the year	893,395	882,780
Equity accounting result on net profit of the subsidiary	19,425	162,272
Adjustment to the allocation of interest on shareholders´s equity and dividends of Telemig Celular in 2008	(2,676)	—

Balance at March 31	910,144	1,045,052
Equity accounting result on net profit of the subsidiary		87,249
Forfeited interest on shareholders´s equity and dividends—April to December 08		1,724
Interest on shareholders´s equity allocated by the subsidiary		(240,630)

Balance at the year end		893,395

10. PROPERTY, PLANT AND EQUIPMENT

	Annual depreciation rates (%)	Consolidated
		03.31.09			12.31.08
		Cost	Accumulated depreciation	Property, plant and equipment, net	Property, plant and equipment, net
Transmission equipment	20.00 to 33.33	1,114,233	(868,643)	245,590	222,752
Switching equipment	20.00 to 33.33	509,128	(320,517)	188,611	193,883
Infrastructure	2.87 to 20.00	368,565	(236,517)	132,048	121,209
Terminal equipment	50.00	57,479	(33,089)	24,390	22,538
Buildings	2.86 to 4.00	12,186	(5,271)	6,915	7,067
Land		3,055	—	3,055	3,055
Other assets	6.67 to 20.00	220,333	(156,246)	64,087	60,004
Properties and construction in progress		79,702	—	79,702	139,311

Total		2,364,681	(1,620,283)	744,398	769,819

At March 31, 2009, the subsidiary had items of property, plant & and equipment offered pledged as guarantees in connection with legal proceedings in the amount of R$36,284 (R$32,911 at December 31, 2008).

11. INTANGIBLE ASSETS, NET

	Annual amortization rates (%)	Consolidated
		03.31.09			12.31.08
		Cost	Accumulated amortization	Intangible, net	Intangible, net
Software use rights	20.00	291,642	(205,802)	85,840	89,754
Concession licenses	6.67 to 28.92	75,046	(25,369)	49,677	51,067
Other assets	10.00 to 20.00	15,368	(14,788)	580	274
Intangible in progress-software		6,990	—	6,990	16,268

Total		389,046	(245,959)	143,087	157,363

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

12. SUPPLIERS AND ACCOUNTS PAYABLE

	Consolidated
	03.31.09	12.31.08
Suppliers	200,250	280,579
Interconnection / interlinking	37,706	35,695
Amounts to be transferred LD (a)	35,745	61,645
Other	7,482	16,166

Total	281,183	394,085

(a)	Amounts to be transferred refer to VC2, VC3 and roaming charges, invoiced to our customers and transferred to the long distance call operators.

13. TAXES, FEES AND CONTRIBUTIONS PAYABLE

	Consolidated
	03.31.09	12.31.08
Current taxes:
ICMS	28,454	29,257
Income and social contribution taxes	12,497	52,600
PIS and COFINS	8,997	14,977
FUST and FUNTTEL	946	955
FISTEL	470	3,042
Other taxes, fees and mandatory contributions	1,006	124

Total	52,370	100,955

Legal liabilities (CVM 489/05):
FISTEL (a)	386,274	324,764
(-) Escrow deposit—FISTEL (a)	(386,274)	(324,764)
Withholding income tax (b)	20,314	19,828
(-) Escrow deposit—withholding income tax (b)	(20,314)	(19,828)
PIS and COFINS	13,106	12,933
Other taxes, fees and mandatory contributions	4,516	4,122

Total	17,622	17,055

Total	69,992	118,010

Current	39,970	89,255
Noncurrent	30,022	28,755

Legal liabilities—CVM Resolution 489/05

This includes the taxes that fall within the scope of CVM Resolution No. 489/05, dated October 3, 2005, which approved IBRACON NPC No. 22 standard.

For purposes of the financial statements, the amounts of escrow deposits for said taxes are offset against taxes, fees and mandatory contributions payable, as applicable.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

a)	Telecommunications Inspection Fee—Fistel

The subsidiary filed a Writ of Mandamus challenging its liability for the payment of the inspection fees on mobile stations not owned by it, and started booking a provision and effecting a deposit in court for the amounts referring to the TFF—Operation Inspection Fee and to the TFI—Installation Inspection Fee. The case is awaiting decision by the TRF Court of the 1st Region.

Its legal counsels consider the chances of losses in these lawsuits to be possible. However, because this is a legal obligation under the terms of CVM Resolution No. 489/2005, the subsidiary has recorded a provision for this contingency. The provision recorded at March 31, 2009 was in the amount of R$386,274 (R$324,764 at December 31, 2008), with corresponding deposits in court in the same amount.

b)	Withholding income Tax (IRRF) on payments of Interest on shareholders´s equity—Telemig Celular Participações

The Company filed Writs of Mandamus requesting the court to declare its right not to be assessed IRRF at source on its receipts of interest on shareholders´s equity of its subsidiary. Based on the opinion of its legal counsels, the referred lawsuits are classified as possible loss; however, once this refers to a legal obligation under the terms of CVM Resolution No. 489/2005, at March 31, 2009 a provision was recorded and escrow deposits were made , totaling R$20,314 (R$19,828 at December 31, 2008).

c)	Other taxes, fees and contributions

At March 31, 2009, the subsidiary recorded the amount of R$17,622 (R$17,055 at December 31, 2008), referring to maters of PIS, COFINS and ISS taxes.

Following we present the changes in legal obligations in compliance with CVM Resolution 489/05:

	Consolidated
	Legal liabilities	(-) Escrow deposits	Total
Balances at 12.31.08	361,647	(344,592)	17,055
Additions, net of reversal	61,001	(60,607)	394
Monetary adjustments	1,562	(1,389)	173

Balances at 03.31.09	424,210	(406,588)	17,622

14. LOANS AND DEBENTURES

a)	Loans

On January 14, 2009, the subsidiary effected the repayment due under the Unsecured Senior Notes funding program in the amount of R$192,559.

b)	Debentures

In compliance with the Contract for Provision of SMP Services, in conformity with the Public Selection No 001/07, the State of Minas Gerais, acting through the State Department for Economic Development, has

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

undertaken to subscribe debentures issued by the Company, within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universalization of Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações—FUNDOMIC). Under the terms of this Program, the company would make the SMP service available to 134 locations in the areas registered as 34, 35 and 38.

Also according to the program, 5,550 simple, unsecured, nonconvertible, registered, book-entry type debentures would be issued, without stock certificates being issued, in up to five series.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st Series of the first issue, amounting to R$6,210 in December 2007. In March 2008, for the service at 42 locations, 1,739 debentures were issued in the 2nd Series of the first issue, valued at R$17,390. At December 31, 2008, for the service at 77 locations, 3,190 debentures were issued in the 3rd Series of the 1st issue, valued at R$31,900, thus completing the program for providing service to 134 locations within the State of Minas Gerais. At March 31, 2009 the updated amounts of the 1st, 2nd and 3rd series of the debentures were R$6,734, R$18,522 and R$32,435, totaling R$57,691 (R$6,645, R$18,278 and R$32,000, totaling R$56,923 at December 31, 2008), respectively.

Charges applicable to the program described above are IPCA + 0.5% per year and the maturity date is July 05, 2021.

This program is subject to covenants as for petition for judicial and extrajudicial recovery, winding-up, dissolution, insolvency, voluntary bankruptcy or bankruptcy decree, default, non-performance of non-fiduciary obligations and compliance with a certain limit substantially based on financial indexes of the balance sheet and EBITDA (earnings before interest, taxes, depreciation and amortization), among others. At March 31, 2009, all the covenants were fulfilled by the subsidiary.

15. PROVISION FOR CONTINGENCIES

The Company and its subsidiary are parties to administrative and judicial proceedings related to labor, tax and civil claims. Relevant accounting provisions have been recorded with respect to such proceedings in which the chance of loss was deemed as probable.

The breakdown of the balances of such provisions is as follows:

	Consolidated
	03.31.09			12.31.08
	Provisions	(-) Escrow deposits	Net	Net
Civil	14,189	(1,497)	12,692	10,870
Labor	7,723	(3,303)	4,420	4,962
Tax	3,547	(3,547)	—	—

Total	25,459	(8,347)	17,112	15,832

Current			8,763	7,535
Noncurrent			8,349	8,297

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

The changes to the provisions for net contingencies are as follows:

	Consolidated
	2009	2008
Balances at the beginning of the year	15,832	8,632
Booking of provisions, net of reversal (note 22)	3,407	2,272
Decrease (increase) of escrow deposits	(376)	2,169
Payments	(1,751)	(2,116)

Balances at March 31	17,112	10,957
Booking of provisions, net of reversals in 2Q, 3Q and 4Q08		19,634
Increase of escrow deposits in 2Q, 3Q and 4Q08		(4,462)
Payments in 2Q, 3Q and 4Q08		(10,297)

Balances at December 31		15,832

15.1. Civil Claims

These aforementioned provisions to several civil claims for which the respective provisions were recorded, as shown above, such provisions being deemed sufficient to meet probable losses on these cases.

a)	Consumers

Its subsidiary is party to several lawsuits brought by individual consumers or by civil associations representing rights of consumers claiming non-performance of services and/or products sold. Individually, none of these lawsuits are deemed to be material.

At March 31, 2009, based on the opinion of its independent counsels, the amount of R$11,159 (R$10,419 at December 31, 2008) was recorded, which is considered sufficient to meet potential losses on these proceedings.

At the same date, the sum of the amounts under discussion in several instances of the lawsuits of this nature for which the chance of loss is deemed as possible, was R$4,433 (R$4,905 at December 31, 2008).

b)	ANATEL

The subsidiary is party to several legal and administrative proceedings brought by ANATEL referring to noncompliance with Regulations concerning the Personal Mobile Service. At March 31, 2009, the amount of R$1,283 (R$600 at December 31, 2008), was recorded, which is considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these lawsuits classified as “possible loss” was R$2,792 (R$600 at December 31, 2008).

c)	Other

These refer to lawsuits of other nature, all related to the regular course of business. At March 31, 2009, based on the opinion of its independent lawyers, the amount of R$1,747 (R$1,244 at December 31, 2008) was recorded, which is considered sufficient to meet probable losses on these cases.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

At the same date, the amount involved in several lawsuits classified as “possible loss” was R$1,294 (R$1,544 at December 31, 2008).

15.2. Labor claims

These refer to several labor claims for which the respective provisions were recorded as shown above, which are considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these lawsuits classified as “possible loss” was R$11,241 (R$11,747 at December 31, 2008).

15.3. Tax Proceedings

No new tax proceedings classified as “probable loss” were filed in the three-month period ended on March 31, 2009.

At the same date, the amount involved in proceedings of this nature classified as “possible loss” was R$210,121 (R$205,568 at December 31, 2008), which were primarily related to matters of ICMS, IRPJ, FISTEL, FUST, FUNTTEL, and other taxes. The proceedings filed in this quarter pertain to the same subject matters of those already in course at December 31, 2008.

16. OTHER LIABILITIES

	Controlling Company		Consolidated
	03.31.09	12.31.08	03.31.09	12.31.08
Prepaid services to be rendered—Deferred Revenue	—	—	33,662	43,406
Provision for disposal of assets (a)	—	—	15,817	15,537
Reverse stock split (b)	84,154	84,283	97,061	97,204
Provision for customer loyalty program	—	—	15,550	18,412
Provision for pension fund	—	—	7,328	7,127
Liabilities to related parties	11	—	11	—
Other	—	—	194	194

Total	84,165	84,283	169,623	181,880

Current	84,154	84,283	146,467	159,216
Noncurrent	11	—	23,156	22,664

(a)	This refers to the costs to be incurred in connection with the obligation of returning to the owners the “sites” (locations for installation of Radio Base Stations—RBS of the subsidiary) in the same conditions as they were found at the time of the execution of the initial lease contracts thereof.

(b)	This refers to credit made available to the holders of remaining shares as a result of the reverse stock split of the capital stock of the Company and of its subsidiary.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

17. SHAREHOLDERS’ EQUITY

a)	Capital Stock

The Special Meeting of the Board of Directors of the Company, held on February 12, 2009, approved the increase of the capital stock out of part of the special goodwill reserve, under the terms of CVM Instruction No. 319/99, in the amount of R$22,886, upon issue of 610,784 new registered shares, with no par value, of which 223,032 common shares and 387,752 preferred shares, corresponding to the tax benefit for fiscal year 2008, the credits being on behalf of Vivo Participações, ensuring the preemptive right set forth in article 171 of Law No. 6,404/76, whereby the capital stock was increased to R$623,350.

The subscribed and paid-up capital at March 31, 2009 and December 31, 2008 is made-up of book-entry shares, with no par value, allocated as follows:

	Number of shares
	03.31.09	12.31.08
Capital stock
Common	13,689,091	13,466,059
Preferred	23,799,054	23,411,302

Total	37,488,145	36,877,361

Preferred shares are not entitled to voting rights, and are ensured priority upon the reimbursement of the capital stock, without premium, and upon the payment of non-cumulative minimum dividends pursuant to the criteria below, alternatively, considering the one representing the highest value:

I	-	6% per year, calculated on the value resulting from the division of the subscribed capital by the total number of shares of the Company, or

II	-	right to share the minimum mandatory dividend in accordance with the following criteria:

a) priority upon the receipt of minimum and non-cumulative dividends corresponding to 3% of the equity value of the share; and

b)      right to share the profits distributed under equal conditions with the common shares, after the minimum priority dividend stipulated in conformity with item “a” above is ensured to the common shares.

Preferred shares shall become entitled to vote if the Company, for 3 consecutive fiscal years, fails to pay the minimum dividends to which they are entitled.

b)	Capital Reserves

b.1)	Special Goodwill Reserve

This reserve was recorded as a result of the corporate reorganization processes of TCO IP S.A., as a counter-entry to the net assets transferred, and represents the future tax benefit to be earned by amortization of the goodwill transferred. The portion of special goodwill reserve corresponding to the benefit may be, at the end of each fiscal year, capitalized to the benefit of the controlling shareholder upon the issue of new shares. The increase of capital is subject to the preemptive rights of the non-controlling shareholders, proportionally to their respective interests, by kind and class, at the time of the issue, and the amounts paid upon the exercise of this right shall be directly delivered to the controlling shareholder, in accordance with the provisions in CVM Instruction No. 319/99.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

The Special Meeting of the Board of Directors of the Company, held on February 12, 2009, approved the increase of the capital stock out of part of the special goodwill reserve, under the terms of CVM Instruction No. 319/99, in the amount of R$22,886, upon issue of 610,784 new registered shares, with no par value, of which 223,032 are common shares and 387,752 are preferred shares, corresponding to the tax benefit for fiscal year 2008, the credits being on behalf of Vivo Participações, ensuring the preemptive right set forth in article 171 of Law No. 6404/76. After this capital increase, Vivo Participações started holding 58.94% of the total capital stock of the Company.

As a result of the TCO IP S.A. Corporate Reorganization process, carried out on December 19, 2008, the Company recorded the amount of R$509,450 on behalf of its holding company – Vivo Participações.

b.2)	Tax Incentives

These represent the amounts invested in tax incentives in previous fiscal years.

c)	Profit Reserves

c.1)	Legal Reserve

The legal reserve is recorded by allocation of 5% of the net profit for the year, up to the limit of 20% of the paid-up capital stock or 30% of the capital stock added by the capital reserves. Given the establishment of such allocations to this reserve are no longer mandatory, as set forth in Art. 193 of Law No. 6,404/76.

c.2)	Reserve for Expansion

The reserve for expansion was recorded with the purpose of holding funds for financing additional investments of fixed and current capital by allocation of up to 100% of the remaining net profit, after the legal determinations and the balance of the retained earnings account for the fiscal year ended on December 31, 2008. This reserve is supported by a capital budget approved at the shareholders’ meetings.

d)	Retained Earnings

The General and Special Shareholders’ Meeting held on March 18, 2009 approved the allocation of the net profit for fiscal year 2008, in the amount of R$261,041, of which R$13,052 will be applied to the Legal Reserve and R$247,989 will be distributed as dividends and interest on shareholders’ categorized as follows, being: R$13,607 as interest on shareholders’ equity, gross value (R$11,566, net of withholding income tax) and R$234,382 as dividends. The meeting also approved the transfer of the remaining balance of retained earnings in the amount of R$516,370 to the Expansion Reserve, based on the capital budget proposed for fiscal year 2009 of its subsidiary, as set forth in art. 196, and with due regard to the provisions in art. 198 of Law 6,404/76 and articles 39, 2, and 43 of the Bylaws.

Pursuant to the change introduced by Law No. 11,638/07, the net profit for the year must be entirely allocated in accordance with the provisions in articles 193 to 197 of Law no. 6,404/76.

e)	Dividends and Interest on Shareholders’ Equity

The General and Special Shareholders’ Meeting held on March 18, 2009 resolved on the payment of dividends and interest on shareholders’ equity in the amount of R$247,989, being: interest on shareholders’ equityin the amount of R$13,607 (R$11,566 net of withholding income tax) and dividends in the amount of R$234,382, which were paid in March 2009.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

The shareholders are ensured a minimum dividend of at least 25% of the adjusted net profit of every fiscal year, in conformity with the Corporations Law and with the Bylaws, which is increased up to the amount necessary for payment of the priority minimum dividend payable to the preferred shares.

18. NET OPERATING REVENUE

	Consolidated
	03.31.09	03.31.08
Franchise and use	299,162	271,342
Interconnection	165,395	155,204
Data and value-added services (SVA)	58,025	45,070
Other services	7,314	5,675

Gross revenue from telecommunication services	529,896	477,291
ICMS	(74,200)	(62,076)
Discounts granted	(68,431)	(73,078)
PIS and COFINS	(20,012)	(17,445)
ISS	(990)	(166)

Net operating revenue from telecommunication services	366,263	324,526

Gross revenue from sales of handsets and accessories	38,359	28,113
PIS and COFINS	(3,422)	(2,529)
Returns of goods sold	(1,432)	(769)
ICMS	(574)	(88)

Net operating revenue from sales of handsets and accessories	32,931	24,727

Total net operating revenue	399,194	349,253

No customer has contributed more than 10% of the gross operating revenue for the three-month periods ended on March 31, 2009 and 2008.

19. COST OF GOODS SOLD AND SERVICES RENDERED

	Consolidated
	03.31.09	03.31.08
Interconnection	(78,470)	(61,789)
Depreciation and amortization	(56,472)	(40,862)
Taxes, fees and contributions	(19,663)	(14,540)
Outsourced services	(14,328)	(13,802)
Rent, insurance and condominium fees	(14,020)	(9,795)
Connection means	(13,936)	(12,596)
Personnel	(5,240)	(3,757)
Other supplies	(5,841)	(2,586)

Cost of services rendered	(207,970)	(159,727)
Cost of goods sold	(54,143)	(31,354)

Total	(262,113)	(191,081)

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

20. SELLING EXPENSES

	Consolidated
	03.31.09	03.31.08
Outsourced services	(28,313)	(28,351)
Personnel	(18,144)	(20,059)
Advertising	(10,384)	(5,634)
Depreciation and amortization	(8,200)	(4,935)
Allowance for doubtful accounts	(6,508)	(8,346)
Customer loyalty program and donations	(1,969)	(8,882)
Rent, insurance and condominium expenses	(1,749)	(1,537)
Other supplies	(1,597)	(2,097)

Total	(76,864)	(79,841)

21. GENERAL AND ADMINISTRATIVE EXPENSES

	Consolidated
	03.31.09	03.31.08
Outsourced services	(18,043)	(28,327)
Depreciation and amortization	(16,849)	(10,473)
Personnel	(10,168)	(14,393)
Rent, insurance and condominium expenses	(949)	(667)
Other supplies	(1,038)	(2,547)

Total	(47,047)	(56,407)

22. OTHER OPERATING REVENUE (EXPENSES), NET

	Consolidated
	03.31.09	03.31.08
Recovered expenses	3,260	1,018
Fines	1,075	5,685
Shared infrastructure and EILD	5,514	4,439
Reversal of provisions (a)	100	251,624
Provision for contingencies	(3,507)	(2,272)
FUST	(1,757)	(1,467)
PIS and COFINS	(2,457)	—
FUNTTEL	(879)	(734)
Other taxes, fees and mandatory contributions	(773)	—
Other operating revenue (expenses)	11,016	7,250

Total	11,592	265,543

(a)	In the first quarter of 2008 the subsidiary reverted all the provision recorded for ICMS on subscription fees and value-added services, in the amount of R$700,005, being R$448,381 as a counter-entry to the escrow deposits recorded in non-current assets and R$251,624 as a counter-entry to the income for the period.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

23. FINANCIAL INCOME (EXPENSES) AND MONETARY AND EXCHANGE VARIATIONS

	Controlling Company		Consolidated
	03.31.09	03.31.08	03.31.09	03.31.08
Financial income:
Income from financial transactions	11,863	8,897	25,606	26,101

Financial expenses:
Loans and debentures	—	—	(988)	(3,383)
Derivative transactions	—	—	(872)	(2,277)
Other financial transactions	(495)	—	(2,334)	(2,584)

Total	(495)	—	(4,194)	(8,244)

Monetary and exchange variations:
In liabilities
Derivative transactions	—	—	1,777	1,657
Loans	—	—	(2,580)	(1,776)
Other transactions	—	265	(131)	230

Total	—	265	(934)	111

24. INCOME TAX AND SOCIAL CONTRIBUTION

The Company and its subsidiary record monthly provisions for income and social contribution taxes, on an accrual basis, paying the taxes based on the monthly estimate. Deferred taxes are recognized on temporary differences, as mentioned in Note 6. The breakdown of expenses with income and social contribution taxes is shown below:

	Consolidated
	03.31.09	03.31.08
Income tax and social contribution on amortized goodwill	(36,817)	(5,412)
Income tax and social contribution expenses	(3,613)	(25,535)
Deferred income tax and social contribution	24,435	(73,947)

Total	(15,995)	(104,894)

Below is a reconciliation of the expense with income taxes disclosed, by eliminating the effects of the goodwill tax benefit, and the amounts calculated by applying combined statutory rates at 34%:

	Controlling Company		Consolidated
	03.31.09	03.31.08	03.31.09	03.31.08
Income before taxes	28,355	170,789	45,240	305,435

Tax credit (debt) at combined statutory rate (34%)	(9,641)	(58,068)	(15,381)	(103,848)

Permanent additions:
Other nondeductible expenses	(56)	—	(2,552)	(1,005)
Permanent exclusions:
Equity accounting	6,605	55,172	—	—
Other nondeductible expenses	—	—	1,340
Other deductible expenses	4	2	598	(41)

Tax debt	(3,088)	(2,894)	(15,995)	(104,894)

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

25. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

The subsidiary is engaged in transactions involving financial instruments, the risks of which are actively managed by means of a set of initiatives, procedures and comprehensive operating policies.

The subsidiary’s financial instruments are presented in compliance with CVM Resolution No. 566, dated December 17, 2008, which approved Technical Statement CPC 14, and with CVM Instruction 475, dated December 17, 2008.

a)	General considerations

At March 31, 2009 and December 31, 2008, the main financial instruments, and their respective values by category, are as follows:

	Controlling Company
	03.31.09			12.31.08
	Fair value through profit and loss	Amortized cost	Total	Fair value through profit and loss	Amortized cost	Total
Assets
Cash and cash equivalents	322.538	—	322.538	327.664	—	327.664
Dividends and Interest on shareholders’ equity	—	—	—		232.272	232.272
Liabilities
Payroll and related charges	—	32	32	—	35	35
Account payable	—	810	810	—	2.467	2.467
Taxes payable	—		—	—	5.565	5.565
Dividends and Interest on shareholders’ equity	—	8.113	8.113	—	251.701	251.701
Other		84.165	84.165	—	84.283	84.283

	Consolidated
	03.31.09			12.31.08
	Fair value through profit and loss	Amortized cost	Total	Fair value through profit and loss	Amortized cost	Total
Assets
Cash and cash equivalents	406.707	—	406.707	948.734	—	948.734
Restricted deposits	2.273	—	2.273	4.012	—	4.012
Accounts receivable, net	—	249.278	249.278	—	298.269	298.269
Liabilities
Payroll and related charges	—	16.799	16.799	—	24.311	24.311
Account payable	—	281.183	281.183	—	394.085	394.085
Taxes payable	—	69.992	69.992	—	118.010	118.010
Loans	—	—	—	—	195.269	195.269
Debentures	—	57.691	57.691	—	56.923	56.923
Dividends and Interest on shareholders’ equity	—	11.929	11.929	—	300.017	300.017
Derivative Transactions	—	—	—	67.348	—	67.348
Other		169.623	169.623	—	181.880	181.880

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

b)	Considerations on risk factors which may affect the Company’s and its subsidiaries’ business

The main market risks which the Company and its subsidiary are exposed to in the conduct of their activities are:

Credit Risk

The credit risk arises out of the potential difficulty to collect the amounts payable for telecommunication services rendered to its customers and for sales of handsets to the distributors network, as well as the risk related to financial statements.

The credit risk involved in the rendering of telecommunications services is minimized by a strict control of the customer base and active management of customers’ default, by means of clear policies regarding the sale of post-paid handsets. The customer base of the subsidiary has, predominantly, a prepaid system, which requires the upfront payment and consequently entails no credit risk.

The credit risk in the sale of handsets and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases.

The Company and its subsidiary are also subject to credit risk originating from their financial investments. The Company and its subsidiary act in such a manner as to diversify this exposure among various world-class financial institutions.

Interest and Inflation Rate Risk

The inflation rate risk arises out of the debentures issued, indexed to the IPCA, which may negatively affect the financial expenses by an unfavorable change of this index.

The Company and its subsidiary have their financial investments indexed to the CDI. Should there be an increase in the local interest rate, the financial assets may be positively affected by this effect.

Exchange Rate Risk

At March 31, 2009, the Company and its subsidiary have no foreign currency loans (note 13). At December 31, 2008, the subsidiary recorded balances of US$83,557 for loans and of US$80,000 for derivative instruments.

c)	Derivative Transactions and Risk Management Policy

Pursuant to a corporate policy of risk management, all contracting of derivative financial instruments is intended for protection against foreign exchange risk and variations in foreign and local interest rates arising out of financial debts. Since the Company and its subsidiary had no such loans recorded at March 31, 2009, no derivative instruments contracting was recorded at such date.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

Analysis of sensibility to the risk variables of the Company

CVM Instruction provides for that publicly-held companies, in addition to the provisions in item 59 of CPC 14—Financial Instruments: Recognition, Measurement and Evidencing, are required to disclose a statement of sensibility analysis, for each type of market risk deemed by the management to be material, originated by financial instruments, to which the entity is exposed at the closing date of each period, including all the transactions with derivative financial instruments.

At March 31, 2009, as the Company and its subsidiary had not any derivative instruments contracted, there is no risk of impact of these instruments on the financial result and, therefore, there is no exposure requiring a risk sensibility analysis.

26. POST-EMPLOYMENT BENEFITS PLAN

The subsidiary individually sponsors a defined retirement benefits plan—Plano PBS Telemig Celular. Besides the benefit of supplementation, medical assistance (PAMA) is provided to retired employees and their dependents, at shared cost. Actuarial provisions relating to the defined benefit plans are recorded in “Other liabilities” (Note 16).

The subsidiary also sponsors the CelPrev, a defined contribution plan, under the same conditions as published for the last fiscal year.

27. TRANSACTIONS WITH RELATED PARTIES

The main transactions with non-consolidated related parties are:

a)	Communication via local cellular phone and long distance and use of network: these transactions are carried out with companies of the same controlling group: Vivo S.A., Telecomunicações de São Paulo S.A.—TELESP and subsidiaries. Part of these transactions were carried out in conformity with agreements entered into between TELEBRAS and the concessionaires prior to the privatization, under conditions regulated by ANATEL.

b)	Telephone assistance services: services provided by Atento Brasil S.A. and Mobitel S.A.—Dedic to users of telecommunication services, contracted for 12 months, and renewable for an equal period.

Below is a summary of balances and transactions with related parties:

	Consolidated
	03.31.09	12.31.08
Assets:
Accounts receivable, net	16,022	12,973
Credits with related parties	11	—
Liabilities:
Suppliers and accounts payable	17,096	14,088

	Consolidated
	2009	2008
Result:
Revenue from telecommunication services	27	6,422
Cost of services rendered	(531)	—
Revenues with sharing of resources	—	7,206

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

Until March 31, 2008, the Company and its subsidiary, Amazônia Celular S.A. and Tele Norte Celular Participações S.A. were owned by the same controlling shareholder—Telpart Participações S.A. For this reason, the amounts stated for the three-month period ended on March 31, 2008 refer to the transactions among these companies and they remained as related parties only for comparison purposes.

28. INSURANCE

The Company and its subsidiary company have adopted a policy of monitoring risks inherent to their transactions. For this reason, as of March 31, 2009, the Company and its subsidiary had insurance contracts in place for the coverage of operating risks, civil liability, health risks, etc. The Management of the Company and its subsidiary considers that the amounts of such contracts are sufficient to cover potential losses. The main assets, liabilities or interests covered by insurance and their respective amounts are shown below:

Type of Insurance	Insured Amounts
Operating risks	R$2,180,792
Comprehensive Civil Liability—RCG	R$12,000
Automobile (fleet of executive vehicles)	Material/bodily and moral damages: R$1,100

29. AMERICAN DEPOSITARY RECEIPTS (ADR) PROGRAM

On November 16, 1998, the Company started trading ADRs on the New York Stock Exchange (NYSE) under ticker symbol “TMB”, with the following main characteristics:

•	Type of shares: preferred

•	Each ADR represents two (two) preferred shares

•	The shares are traded in the form of ADRs on the New York Stock Exchange under ticker symbol “TMB”

•	Foreign depositary bank: The Bank of New York Mellon

•	Custodian bank in Brazil: Banco Itaú S/A.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

30. INCOME STATEMENT FOR THE THREE-MONTH PERIOD ENDED 03.31.08

In order to offer proper comparison, we are presenting below the consolidated income statement for the three-month period ended on March 31, 2008, considering the necessary reclassifications for alignment of the Company’s and its subsidiary’s practice to the holding company’s practices, and the effects resulting from the application of Law No. 11,638/07 and MP No. 449/08.

	Income Statement disclosed at 03.31.08	New controlling shareholder reclassifications	Adjustments to Law nº 11.638/07		Income Statement of 03.31.08, disclosed on 03.31.09
Gross operating revenue	964,901	(459,497)	—	a,b	505,404
Deduction from the gross operating revenue	(611,279)	455,128	—	a	(156,151)

Net operating revenue	353,622	(4,369)	—		349,253

Cost of services rendered	(193,879)	2,798	—	c,d,e,f,h,i	(191,081)

Gross profit	159,743	(1,571)			158,172
Selling expenses	(62,784)	(17,993)	936	c,e,g,h,j,k,l	(79,841)
General and administrative expenses	(55,993)	(414)	—	b,g,h,i,k	(56,407)
Other operating revenue (expenses), net	251,624	13,842	77	f,h,k,l	265,543
Financial income, net	16,540	—	1,428		17,968

Operating profit	309,130	(6,136)	2,441		305,435
Non-operating income, net	77	—	(77)	l	—

Profit before taxes and minority interest	309,207	(6,136)	2,364		305,435
Income tax and social contribution	(104,090)	—	(804)	l	(104,894)
Minority interests	(32,385)	—	(261)	l	(32,646)
Employees’ profit share	(6,136)	6,136	—	l	—

Net income for the period	166,596	—	1,299		167,895

The main reclassifications effected in the income statement are as follows:

a.	Elimination of the amounts of prepaid services recharge bonus against discounts granted;
b.	Transfer of the shared infrastructure amounts and EILD to “Other Operating Revenue (Expenses)” and “General and Administrative Expenses”;

c.	Transfer of the amounts of handset distribution costs to “Selling Expenses”

d.	Transfer of the revenue from fines on telecommunication services to “Other Operating Revenue (Expenses)”;

e.	Transfer of the amounts of internet communication services, preparation and mailing of telephone bills to “Selling Expenses”;

f.	Transfer of the amounts of Fust, Funttel to “Other Operating Revenue (Expenses)”;

g.	Transfer of the amounts of corporate service revenues to “Other Operating Revenue (Expenses)

h.	Transfer of the amounts of bank tariffs and other expenses to “General and Administrative Expenses”;

i.	Transfer of the amounts of employees’ profit share to “General and Administrative Expenses”.

j.	Transfer of the amounts of provision/reversal of obsolescence to “Cost of Goods Sold”;

k.	Transfer of the amounts of expenses with provision for contingencies to “Other Operating Revenue (Expenses)”;

l.	Effects arising out of the application of Law No. 11,638/07 and MP No. 449/08, which had not been applied to the ITRs for the period.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

31. CORPORATE REORGANIZATION

On March 20, 2009, the Boards of Directors of Vivo Participações, Telemig Celular and Telemig Participações, in the form and for the purposes of CVM Instructions No. 319/999 and 358/02, approved the proposal to be submitted to the shareholders of Vivo Participações, Telemig Celular and Telemig Participações for Corporate Reorganization through merger of the shares of Telemig Celular and of Telemig Participações into Vivo Participações, by converting Telemig Celular in to a wholly-owned subsidiary of Telemig Participações and, the latter, into a wholly-owned subsidiary of Vivo Participações.

The purpose of the proposed Corporate Reorganization is to simplify the current organizational structure, which includes three publicly-held companies, two of them having ADRs traded abroad. The simplified structure will reduce administrative costs and allow the shareholders of the companies to hold interest in one sole company whose shares are traded both in Brazilian and international stock exchanges, with more liquidity, besides facilitating unification, standardization and rationalization of the general management of the business.

The flow chart below, reproduced in a simple manner, shows the current corporate structure and the structure after implementation of the Corporate Reorganization, emphasizing that the referred transaction will not change the composition of the final share control of the companies involved:

Current Corporate Structure:

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

Corporate structure after merger of the shares of Telemig Celular into Telemig Participações and of Telemig Participações into Vivo Participações:

All the shares of Telemig Celular will be merged into Telemig Participações’ equity, and the holders of the merged shares of Telemig Celular will be entitled to directly receive those new shares to which they have rights in the merger company, Telemig Participações. At the same date, the shares of Telemig Participações will be merged into Vivo Participações’ equity, and the holders of the merged shares of Telemig Participações will be entitled to directly receive those new shares to which they have right in the merger company, Vivo Participações, pursuant to such exchange ratio as may be agreed among the above mentioned companies.

The merger of the shares of Telemig Celular and of Telemig Participações shall not cause any change to the number or breakdown by type of shares, which will ultimately be entirely held by Vivo Participações. Holders of common and preferred shares of Telemig Celular which are merged into Telemig Participações’ equity will receive new shares in Telemig Participações of the same type, that is, merged preferred shares will be replaced by new preferred shares of Telemig Participações to be issued on behalf of the respective holder, and merged common shares shall be replaced by new common shares of Telemig Participações to be issued on behalf of the respective holder. Subsequently, and in the same manner, the holders of common and preferred shares of Telemig Participações which are merged into Vivo Participações’ equity will receive new shares of Vivo Participações of the same type. Thus, upon completion of the transaction, the non-controlling shareholders of Telemig Celular and of Telemig Participações will become shareholders of Vivo Participações.

The holders of common and preferred shares of Telemig Celular and of Telemig Participações and of common shares of Vivo Participações who dissent from the merger of shares of Telemig Celular and of Telemig Participações will have the right, as from the date of the general and special meetings of the companies adopting resolutions with respect to the Corporate Reorganization, to withdraw from the respective companies, upon reimbursement of the shares of which they are holders on the record date of the notice of the Relevant Fact.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

The above mentioned Corporate Reorganization will be submitted to ANATEL for approval. Since it refers to a Corporate Reorganization among companies belonging to the same economic group, the transaction described herein is not subject to approval from the Administrative Council for Economic Defense—CADE. The holding of the meetings for adoption of resolutions concerning the Corporate Reorganization will be subject to the registration with the Securities Exchange Commission—SEC, as required in its respective regulations, due to the trading of ADRs issued by Telemig Participações in the New York Stock Exchange).

COMMENTS OF THE CONSOLIDATED PERFORMANCE IN THE QUARTER

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NET OPERATING REVENUES—TELEMIG
	According to Corporate Law
R$ million	1 Q 09	4 Q 08	Δ%	1 Q 08	Δ%
Access and Usage	164.0	173.8	-5.6%	142.9	14.8%
Network usage	159.4	172.0	-7.3%	149.6	6.6%
Data revenue plus VAS	37.3	33.0	13.0%	27.7	34.7%
Other services	5.6	8.2	-31.7%	4.4	27.3%
Net service revenues	366.3	387.0	-5.3%	324.6	12.8%

Net handset revenues	32.9	48.9	-32.7%	24.7	33.2%
Net Revenues	399.2	435.9	-8.4%	349.3	14.3%

OPERATING REVENUE

Revenue growth over sector’s average.

•     Total net revenue increased by 14.3% when compared to 1Q08. This increase is a result of higher revenue from access and usage, increase in the usage of data and VAS services, in addition to growth in the revenue from sales of handsets, allied to growth of the customer base.

•     The “revenue from access and usage” recorded an increase of 14.8% in relation to 1Q08, especially due to the improvement on the customer base quality and to the growth in the total outgoing traffic because of the usage incentives. When compared to 4Q08, there was a decrease of 5.6% due to seasonality and number of business days.

Data and VAS revenue increased by 34.7%

•     Data and Value Added Services, or VAS, revenue increased by 34.7% and 13.0% compared to the 1Q08 and 4Q08, respectively. The amount of R$ 37.3 million, representing 10.2% of the net service revenue, is mainly due to the increase in peer-to-peer text messaging (SMS/MMS) usage as a consequence of new activations offering data advantages.

OPERATING COSTS—TELEMIG
	According to Corporate Law
R$ million	1 Q 09	4 Q 08	Δ%	1 Q 08	Δ%
Personnel	(33.5)	(29.8)	12.4%	(37.9)	-11.6%

Cost of services rendered	(146.3)	(130.5)	12.1%	(115.1)	27.1%

Leased lines	(13.9)	(14.3)	-2.8%	(12.6)	10.3%
Interconnection	(78.5)	(75.4)	4.1%	(61.8)	27.0%
Rent/Insurance/Condominium fees	(14.0)	(12.2)	14.8%	(9.8)	42.9%
Fistel and other taxes and contributions	(19.7)	(18.6)	5.9%	(14.5)	35.9%
Third-party services	(14.4)	(13.7)	5.1%	(13.8)	4.3%
Others	(5.8)	3.7	n.a.	(2.6)	123.1%
Cost of goods sold	(54.1)	(77.7)	-30.4%	(31.4)	72.3%

Selling expenses	(50.5)	(58.4)	-13.5%	(54.8)	-7.8%

Allowance for doubtful accounts	(6.5)	(4.0)	62.5%	(8.3)	-21.7%
Third-party services	(38.7)	(44.6)	-13.2%	(34.0)	13.8%
Customer loyalty and donations	(2.0)	(7.5)	-73.3%	(8.9)	-77.5%
Others	(3.3)	(2.3)	43.5%	(3.6)	-8.3%
General & administrative expenses	(20.0)	(16.0)	25.0%	(31.8)	-37.1%

Third-party services	(18.0)	(13.5)	33.3%	(28.6)	-37.1%
Others	(2.0)	(2.5)	-20.0%	(3.2)	-37.5%
Other operating revenue (expenses)	11.5	(4.2)	n.a.	265.4	-95.7%

Operating revenue	9.9	8.4	17.9%	262.7	-96.2%
Operating expenses	(9.4)	(11.0)	-14.5%	(4.4)	113.6%
Other operating revenue (expenses)	11.0	(1.6)	n.a.	7.1	54.9%

Total costs before depreciation / amortization	(292.9)	(316.6)	-7.5%	(5.6)	5130.4%

Depreciation and amortization	(81.5)	(67.3)	21.1%	(56.3)	44.8%
Total operating costs	(374.4)	(383.9)	-2.5%	(61.9)	504.8%

OPERATING COSTS

Cost of service rendered increased by 27.1% over 1Q08.

•     Cost of services rendered increased by 27.1% over 1Q08 due to higher interconnection cost related to both the growth of outgoing traffic and increase of expenses with Fistel Fee due to increase of the customer base. When compared to 4Q08, which is positively impacted by the co-billing renegotiation, the cost of services rendered increased 12.1%, as a result of the increase in interconnection expenses and Fistel Fee, which effects are associated to the customer base expansion, as well as increase of rent, insurance and condominium expenses.

Higher commercial activity led to the increase on costs of goods sold.

•     The cost of goods sold recorded an increase of 72.3% in the quarter in relation to 1Q08. This increase was due to the commercial activity in the period and to the foreign exchange devaluation. When compared to 4Q08, it recorded a reduction of 30.4% due to lower activity in the period.

•     In the 1Q09, selling expenses decreased by 7.8% over the 1Q08 due to a decrease in expenses in customer retention efforts, in addition to a decrease in allowance for doubtful accounts. When compared to 4Q08, it recorded a reduction of 13.5% due to the decrease in expenses with customer retention and third-party services, especially publicity and advertising.

Allowance for doubtful accounts already aligned with Vivo’s results.

•     Allowance for doubtful accounts recorded a reduction in 1Q09 of 21.7% over 1Q08. The amount of R$ 6.5 million represents 1.1% of the total gross revenue, a reduction of 0.5 percentage point, a 62.5% increase in comparison with the 4Q08, which is positively impacted by the corporate segment credit recovery for which provisions had been previously recorded and by the individual segment credit recovery due to the campaigns carried out for stimulating a bonus amount.

Reduction of 37.1% in general and administrative expenses in relation to 1Q08

•     General and administrative expenses decreased by 37.1% when compared to the 1Q08 due, mainly, to the reduction in consulting and other expenses with technical administrative services. When compared to 4Q08, general and administrative expenses recorded an increase of 25.0% due to the growth in expenses with third-party services.

•     Other Operating Revenues/Expenses recorded revenue of R$ 11.5 million, reverting the result recorded in 4Q08 is slightly lower than it was recorded in 1Q08, excluding the effects of the ICMS reversal. This result is due to the increase in other revenue.

DEPRECIATION AND AMORTIZATION

•     Depreciation and amortization increased by 44.8% and by 21.1% in relation to 1Q08 and 4Q08, respectively, as a consequence of investments made in the period for expansion of coverage and amortization of softwares due to the integration with Vivo.

FINANCIAL REVENUES (EXPENSES)—TELEMIG
	According to Corporate Law
R$ million	1 Q 09	4 Q 08	Δ%	1 Q 08	Δ%
Financial Revenues	25.6	29.3	-12.6%	26.1	-1.9%

Other financial revenues	25.6	34.5	-25.8%	26.1	-1.9%
(-) PIS/COFINS taxes on financial revenues	0.0	(5.2)	n.a.	0.0	n.a.
Financial Expenses	(4.2)	(12.6)	-66.7%	(8.3)	-49.4%

Other financial expenses	(3.3)	(7.0)	-52.9%	(6.0)	-45.0%
Gains (Losses) with derivatives transactions	(0.9)	(5.6)	-83.9%	(2.3)	-60.9%

Exchange rate variation / Monetary variation	(0.9)	(1.4)	-35.7%	0.1	n.a.

Net Financial Income	20.5	15.3	34.0%	17.9	14.5%

Increase of 34% in net financial revenues in 1Q09 over 4Q08

In the comparison with 1Q08, the net financial revenue increased by R$ 2.6 million. This is due to a lower debt cost (due to settlement of Notes, aligned to a higher effective interest rate in the period (2.85% in 1Q09 and 2.53% in 1Q08).

Comparing 1Q09 to 4Q08, despite a lower effective interest rate in the period, the net financial revenue of the Company increased by R$ 5.2 million. This increase is explained by a lower debt cost (settlement of the Notes), as already mentioned, and their respective swaps.

LOANS AND FINANCING—TELEMIG
	CURRENCY
Lenders (R$ million)	R$	US$	Total
Debentures	57.7	—	57.7
Notes	—	—	—
		—	—

Adjust “Law No. 11,638/07”	—	—	—

Total	57.7	—	57.7

Exchange rate used

Payment Schedule - Long Term
2009	—	—	—
as from 2009	57.7	—	57.7
Total	57.7	—	57.7

NET DEBT—TELEMIG
	Consolidated		Combined
	Mar 31.09	Dec 31.08	Mar 31.08
Short Term	—	195.3	142.3
Long Term	57.7	56.9	23.8
Total debt	57.7	252.2	166.1

Cash and cash equivalents	(409.0)	(952.7)	(942.2)
Derivatives	—	67.3	97.9

Net Debt	(351.3)	(633.2)	(678.2)

The debt profile is 100% long term.

At March 31, 2009, the debt for loans and financings of Telemig Celular Participações was R$ 57.7 million, referring to debentures issued under the Minas Comunica program. In this quarter, foreign currency debts were settled due to the settlement of Notes effected in January/09, as well as their corresponding swaps, causing the Company to have 100% of its debt in Brazilian reais and with a long term profile.

This debt was offset by cash and cash investments totaling R$ 409.0 million, resulting in net cash of R$ 351.3 million.

Investments (CAPEX)

Increase of GSM capacity and enhancement of 3G scope.	The total investments in the quarter were quite higher than what was invested in 1Q08, being directed to increasing the GSM capacity and enhancing the 3G coverage scope, besides the fulfillment of coverage goals set forth by Anatel, showing the strategic importance of this operation. The investments portfolio totaled R$ 41.8 million, representing 10.5% of the net revenue.

CAPEX—TELEMIG
R$ million	1 Q 09	4 Q 08	1 Q 08
Network	28.2	123.1	2.8
Technology / Information System	5.6	14.7	6.0
Products and Services, Channels, Administrative and others	8.0	20.3	3.4
Total	41.8	158.1	12.2

% Net Revenues	10.5%	36.3%	3.5%

Item 2—First Quarter Results of Telemig Celular S.A., a subsidiary of TCP

COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01—IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Brazilian IRS Registry of Legal Entities (CNPJ)
01721-3	TELEMIG CELULAR S.A.	02.320.739/0001-06
4 - Registration Number (NIRE) 3130001299-9

01.02—HEAD OFFICE

1 - ADDRESS			2 - DISTRICT
Rua Levindo Lopes, 258			Funcionários
3 - ZIP CODE	4 - MUNICIPALITY			5 - STATE
30140-170	Belo Horizonte		MG
6 - AREA CODE 31	7 - TELEPHONE NUMBER 9933-3931	8 - TELEPHONE NUMBER -	9 - TELEPHONE NUMBER -	10 - TELEX -
11 - AREA CODE 31	12 - FAX 3259-3709	13 - FAX -	14 - FAX -
15 - E-MAIL

01.03—INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME
Ernesto Gardelliano
2 - ADDRESS			3 - DISTRICT
Av. Doutor Chucri Zaidan, 860			Morumbi
4 - ZIP CODE	5 - MUNICIPALITY			6 - STATE
04583-110	São Paulo		SP
7 - AREA CODE 11	8 - TELEPHONE NUMBER 7420-1172	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX -
12 - AREA CODE 11	13 - FAX 7420-2247	14 - FAX -	15 - FAX -
16 - E-MAIL ir@vivo.com.br

01.04—GENERAL INFORMATION / INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2009	12/31/2009	1	01/01/2009	03/31/2009	4	10/01/2008	12/31/2008
9 - AUDITOR						10 - CVM CODE
Ernst & Young Auditores Independentes S/S						00471-5
11 - NAME OF RESPONSIBLE PARTNER						12 - INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER
Luiz Carlos Passetti						001.625.898-32

01.01—IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Brazilian IRS Registry of Legal Entities (CNPJ)
01721-3	TELEMIG CELULAR S.A.	02.320.739/0001-06

01.05—CAPITAL COMPOSITION

NUMBER OF SHARES (IN THOUSANDS)	1 - CURRENT QUARTER 03/31/2009	2 - PRIOR QUARTER 12/31/2008	3 - SAME QUARTER IN PRIOR YEAR 03/31/2008
SUBSCRIBED CAPITAL
1 - COMMON	891	891	891
2 - PREFERRED	1,481	1,481	1,481
3 - TOTAL	2,372	2,372	2,372
TREASURY STOCK
4 - COMMON	0	0	0
5 - PREFERRED	0	0	0
6 - TOTAL	0	0	0

01.06—CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and others
2 - SITUATION Operating
3 - SHARE CONTROL NATURE Private national
4 - ACTIVITY CODE 1130 - Telecommunications
5 - MAIN ACTIVITY Cellular Telecommunications Service
6 - TYPE OF CONSOLIDATION None
7 - TYPE OF INDEPENDENT ACCOUNTANTS’ REPORT Unqualified

01.07—COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - Brazilian IRS Registry of Legal Entities (CNPJ)	3 - NAME

01.08—DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - YIELD	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - YIELD PER SHARE
01	AGO/E(1)	03/18/2009	Interest on Shareholders’equity	03/27/2009	COMMON	28,2170332218
02	AGO/E(1)	03/18/2009	Interest on Shareholders’equity	03/27/2009	PREFERRED B	28,2170332218
03	AGO/E(1)	03/18/2009	Interest on Shareholders’equity	03/27/2009	PREFERRED C	28,2170332218
04	AGO/E(1)	03/18/2009	Interest on Shareholders’equity	03/27/2009	PREFERRED D	28,2170332218
05	AGO/E(1)	03/18/2009	Interest on Shareholders’equity	03/27/2009	PREFERRED E	28,2170332218
06	AGO/E(1)	03/18/2009	Interest on Shareholders’equity	03/27/2009	PREFERRED F	28,2170332218
07	AGO/E(1)	03/18/2009	Interest on Shareholders’equity	03/27/2009	PREFERRED G	28,2170332218
08	AGO/E(1)	03/18/2009	Dividends	03/27/2009	COMMON	94,9813168558
09	AGO/E(1)	03/18/2009	Dividends	03/27/2009	PREFERRED E	94,9813168558
10	AGO/E(1)	03/18/2009	Dividends	03/27/2009	PREFERRED G	94,9813168558

(1)	General/Extraordinary Shareholders’ Meeting

01.01—IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Brazilian IRS Registry of Legal Entities (CNPJ)
01721-3	TELEMIG CELULAR S.A.	02.320.739/0001-06

01.09—SUBSCRIBED CAPITAL AND CHANGES IN CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL	4 - CHANGE AMOUNT	5 - CHANGE NATURE	6 - NUMBER OF SHARES ISSUED	7 - SHARE PRICE ON ISSUE DATE
		(In thousands of reais)	(In thousands of reais)		(Thousand)	(In reais)

01.10—INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE
04/30/2009

A free translation from Portuguese into English of quarterly financial statements prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific standards issued by IBRACON, CFC and CVM

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR—QUARTERLY INFORMATION Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY At 03/31/2009

1 - CVM CODE	2 - COMPANY NAME	3 - Brazilian IRS Registry of Legal Entities (CNPJ)
01721-3	TELEMIG CELULAR S.A.	02.320.739/0001-06

02.01—BALANCE SHEET—ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 -03/31/2009	4 -12/31/2008
1	TOTAL ASSETS	1,673,669	2,361,057
1.01	CURRENT ASSETS	623,469	1,281,284
1.01.01	CASH AND CASH EQUIVALENTS	84,169	621,070
1.01.01.01	CASH AND BANKS	84,169	621,070
1.01.01.02	SHORT-TERM INVESTMENTS	0	0
1.01.02	RECEIVABLES	249,278	298.269
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	249,278	298.269
1.01.02.02	OTHER RECEIVABLES	0	0
1.01.03	INVENTORIES	47,122	69,294
1.01.04	OTHER	242,900	292,651
1.01.04.01	FINANCIAL INVESTMENTS AS GUARANTEE	2,273	4,012
1.01.04.02	PREPAID EXPENSES	73,530	30,005
1.01.04.03	DEFERRED AND RECOVERABLE TAXES	161,362	234,575
1.01.04.04	OTHER ASSETS	5,735	24,059
1.02	NONCURRENT ASSETS	1,050,200	1,079,773
1.02.01	LONG-TERM RECEIVABLES	162,760	152,644
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	0	0
1.02.01.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	0	0
1.02.01.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.01.03	OTHER	162,760	152,644
1.02.01.03.01	PREPAID EXPENSES	4,196	5,937
1.02.01.03.02	OTHER ASSETS	6,963	7,390
1.02.01.03.03	DEFERRED AND RECOVERABLE TAXES	151,601	139,317
1.02.02	PERMANENT ASSETS	887,440	927,129
1.02.02.01	INVESTMENTS	0	0
1.02.02.01.01	ASSOCIATED COMPANIES	0	0
1.02.02.01.02	GOODWILL ON ASSOCIATED COMPANIES	0	0
1.02.02.01.03	SUBSIDIARY COMPANIES	0	0
1.02.02.01.04	SUBSIDIARY COMPANIES – GOODWILL	0	0
1.02.02.01.05	OTHER INVESTMENTS	0	0
1.02.02.02	PROPERTY AND EQUIPMENT	744,353	769,766
1.02.02.03	INTANGIBLE ASSETS	143,087	157,363
1.02.02.04	DEFERRED CHARGES	0	0

02.02—BALANCE SHEET—LIABILITIES AND SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 03/31/2009	4 - 12/31/2008
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,673,669	2,361,057
2.01	CURRENT LIABILITIES	412,002	1,125,176
2.01.01	LOANS AND FINANCING	0	195,269
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	280,373	391,618
2.01.04	TAXES PAYABLE	39,970	83,690
2.01.05	DIVIDENDS PAYABLE	3,816	280,588
2.01.06	PROVISIONS	8,763	7,452
2.01.07	PAYABLES TO RELATED PARTIES	0	187
2.01.08	OTHER	79,080	166,372
2.01.08.01	PAYROLL AND SOCIAL CHARGES	16,767	24,276
2.01.08.02	REVERSE STOCK SPLIT	0	67,348
2.01.08.03	OTHER LIABILITIES	62,313	74,748
2.02	NONCURRENT LIABILITIES	119,207	116,824
2.02.01	LONG-TERM LIABILITIES	119,207	116,824
2.02.01.01	LOANS AND FINANCING	0	0
2.02.01.02	DEBENTURES	57,691	56,923
2.02.01.03	PROVISIONS	8,349	8,297
2.02.01.04	PAYABLES TO RELATED PARTIES	0	0
2.02.01.05	ADVANCE FOR FUTURE CAPITALINCREASE	0	0
2.02.01.06	OTHER	53,167	51,604
2.02.01.06.01	TAXES PAYABLE	30,022	28,755
2.02.01.06.02	OTHER	23,145	22,849
2.05	SHAREHOLDERS’ EQUITY	1,142,460	1,119,057
2.05.01	CAPITAL STOCK	528,000	528,000
2.05.02	CAPITAL RESERVES	64,397	63,057
2.05.03	REVALUATION RESERVE	0	0
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	CONTROLLED AND NON CONTROLLED SUBSIDIARIES	0	0
2.05.04	INCOME RESERVES	528,000	528,000
2.05.04.01	LEGAL	71,979	71,979
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFIT RESERVES	0	0
2.05.04.05	RETENTION OF PROFITS	456,021	456,021
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER REVENUE RESERVES	0	0
2.05.06	RETAINED EARNINGS/ACCUMULATED DEFICIT	22,063	0

03.01—STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 - 01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
3.01	GROSS SALES AND/OR SERVICES	568,255	568,255	505,404	505,404
3.02	DEDUCTIONS	(169,061)	(169,061)	(156,151)	(156,151)
3.03	NET SALES AND/OR SERVICES	399,194	399,194	349,253	349,253
3.04	COST OF SALES AND/OR SERVICES	(262,113)	(262,113)	(191,081)	(191,081)
3.05	GROSS PROFIT	137,081	137,081	158,172	158,172
3.06	OPERATING EXPENSES/INCOME	(100,771)	(100,771)	138,746	138,746
3.06.01	SELLING EXPENSES	(76,864)	(76,864)	(79,841)	(79,841)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(44,498)	(44,498)	(55,771)	(55,771)
3.06.03	FINANCIAL	9,110	9,110	8,806	8,806
3.06.03.01	FINANCIAL INCOME	13,743	13,743	17,204	17,204
3.06.03.02	FINANCIAL EXPENSES	(4,633)	(4,633)	(8,398)	(8,398)
3.06.04	OTHER OPERATING INCOME	20,911	20,911	270,025	270,025
3.06.05	OTHER OPERATING EXPENSES	(9,430)	(9,430)	(4,473)	(4,473)
3.06.06	EQUITY IN EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	0	0	0	0
3.07	OPERATING RESULT	36,310	36,310	296,918	296,918
3.08	NONOPERATING INCOME (LOSS)	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	LOSS BEFORE TAXES AND PROFIT SHARING	36,310	36,310	296,918	296,918
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(182)	(182)	(25,548)	(25,548)
3.11	DEFERRED INCOME TAX	(12,725)	(12,725)	(76,452)	(76,452)
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	0	0	0
3.12.01	INTEREST	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	0	0	0	0
3.15	EARNINGS /LOSS FOR THE PERIOD	23,403	23,403	194,918	194,918
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	2,372	2,372	2,372	2,372
	EARNINGS PER SHARE	9,86636	9,86636	82,17454	82,17454
	LOSS PER SHARE	0	0	0	0

4—STATEMENT OF CASH FLOW (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 - 01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
4.01	CASH GENERATED FROM OPERATING ACTIVITIES	46,220	46,220	206,882	206,882
4.01.01	ADJUSTMENTS TO RECONCILE THE NET PROFIT FOR THE PERIOD WITH FUNDS FROM OPERATING ACTIVITIES	173,283	173,283	(179,969)	(179,969)
4.01.01.01	NET PROFIT FOR THE PERIOD	23,403	23,403	194,918	194,918
4.01.01.02	DEPRECIATION AND AMORTIZATIONS	81,513	81,513	56,253	56,253
4.01.01.03	RESIDUAL COST OF WRITTEN-OFF FIXED ASSET	0	0	(69)	(69)
4.01.01.04	REVERSAL FOR LOSSES ON INVENTORIES	(180)	(180)	(284)	(284)
4.01.01.05	WRITING-OFFS ON INVENTORIES	0	0	(4)	(4)
4.01.01.06	PROVISIONS (REVERSAL) FOR SUPPLIERS	(16,014)	(16,014)	(85,608)	(85,608)
4.01.01.07	LOSSES (GAINS) ON FORWARD AND SWAP CONTRACTS	3,452	3,452	4,052	4,052
4.01.01.08	PROVISIONS (REVERSAL) FOR TAXES AND CONTRIBUTIONS	61,001	61,001	(189,340)	(189,340)
4.01.01.09	GAINS ON LOANS, FINANCING AND DEBENTURES	(1,777)	(1,777)	(1,657)	(1,657)
4.01.01.10	MONETARY VARIATIONS	1,843	1,843	5,187	5,187
4.01.01.11	ALLOWANCE FOR DOUBTFUL DEBTORS	6,508	6,508	8,346	8,346
4.01.01.12	PROVISIONS (REVERSAL) FOR CONTINGENCIES	3,470	3,470	2,272	2,272
4.01.01.13	PROVISION (REVERSAL) FOR LOYALTY PROGRAM	(2,862)	(2,862)	1,137	1,137
4.01.01.14	DEFERRED INCOME TAX	12,725	12,725	76,452	76,452
4.01.01.15	ADHESION TO ICMS TAX SETTLEMENT AGREEMENT	0	0	(251,624)	(251,624)
4.01.01.16	POST-EMPLOYMENT BENEFIT PLANS	201	201	0	0
4.01.02	VARIATIONS IN ASSETS AND LIABILITIES	(127,063)	(127,063)	386,851	386,851
4.01.02.01	ACCOUNTS RECEIVABLE	42,483	42,483	12,385	12,385
4.01.02.02	INVENTORIES	22,352	22,352	(18,592)	(18,592)
4.01.02.03	DEFERRED TAXES AND TAX CREDITS	48,204	48,204	89,312	89,312
4.01.02.04	OTHER CURRENT AND NON-CURRENT ASSETS	(21,294)	(21,294)	(34,266)	(34,266)
4.01.02.05	LABOR, PAYROLL CHARGES AND BENEFITS	(7,509)	(7,509)	(14,677)	(14,677)
4.01.02.06	SUPPLIERS AND ACCOUNTS PAYABLE	(95,231)	(95,231)	(9,675)	(9,675)
4.01.02.07	INTEREST ON LOANS, FINANCING AND DEBENTURES	988	988	3,388	3,388
4.01.02.08	TAXES, FEES AND CONTRIBUTIONS	(105,016)	(105,016)	377,384	377,384

4—CONSOLIDATED STATEMENT OF CASH FLOW (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 - 01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
4.01.02.09	PROVISIONS FOR CONTINGENCIES	(2,107)	(2,107)	53	53
4.01.02.10	OTHER CURRENT AND NON-CURRENT LIABILITIES	(9,933)	(9,933)	(18,461)	(18,461)
4.01.03	OTHERS	0	0	0	0
4.02	CASH INVESTED IN INVESTMENT ACTIVITIES	(41,823)	(41,823)	(11,527)	(11,527)
4.02.01	ADDITIONS TO PROPERTY, PLANT & EQUIPMENT AND INTANGIBLE ASSETS	(41,823)	(41,823)	(12,192)	(12,192)
4.02.02	PROCEEDS FROM DISPOSAL OF PROPERTY, PLANT & EQUIPMENT	0	0	665	665
4.03	CASH GENERATED FROM (INVESTED IN) FINANCING ACTIVITIES	(541,298)	(541,298)	10,411	10,411
4.03.01	FUNDING FROM LOANS, FINANCING AND DEBENTURES	0	0	17,390	17,390
4.03.02	PAYMENT OF LOANS, FINANCING AND DEBENTURES	(184,488)	(184,488)	0	0
4.03.03	PAYMENT OF INTEREST ON LOANS, FINANCING AND DEBENTURES	(9,224)	(9,224)	(6,944)	(6,944)
4.03.04	PAYMENTS OF DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	(276,772)	(276,772)	0	0
4.03.05	PAYMENTS OF REVERSE STOCK SPLIT	(14)	(14)	(35)	(35)
4.03.06	PAYMENTS OF FORWARD AND SWAP CONTRACTS	(70,800)	(70,800)	0	0
4.05	INCREASE (DECREASE) OF CASH AND CASH EQUIVALENTS	(536,901)	(536,901)	205,766	205,766
4.05.01	INITIAL BALANCE	621,070	621,070	436,955	436,955
4.05.02	FINAL BALANCE	84,169	84,169	642,721	642,721

5—STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	5 - REEVALUATION RESERVES	6 - INCOME RESERVES	7 - RETAINED EARNINGS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	BALANCES AT DECEMBER 31, 2008	528,000	63,057	0	528,000	0	1,119,057
5.04	NET PROFIT FOR THE PERIOD	0	0	0	0	23.403	23,403
5.09	TAX INCENTIVES	0	1,340	0	0	(1,340)	0
5.13	BALANCES AT MARCH 31, 2009	528,000	64,397	0	528,000	22,063	1,142,460

A free translation from Portuguese into English of Special Review Report of Independent Auditors on Quarterly Financial Statements prepared in accordance with the accounting practices adopted in Brazil and with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), in conjunction with the National Association of State Boards of Accountancy (CFC)

REPORT OF INDEPENDENT AUDITORS ON SPECIAL REVIEW

To the Board of Directors and Shareholders

Telemig Celular S.A.

Belo Horizonte—MG

1.	We reviewed the accounting information contained in the Quarterly Information (ITR) of Telemig Celular S.A. (“Company”) for the quarter ended March 31, 2009, comprising the balance sheet and the statements of income, of changes in shareholders’ equity and of cash flows, the report on performance and notes thereto. These financial statements are the responsibility of the Company management.

2.	We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), in conjunction with the National Association of State Boards of Accountancy (CFC), comprising mainly: (a) inquiries of and discussion with accounting, financial and operating officials of the Company about the main criteria adopted in the preparation of the Quarterly Information; and (b) review of the information and subsequent events that have or may have significant effects on the financial and operating position of the Company.

3.	Based on our review, we are not aware of any significant modification that should be made to the Quarterly Information referred to in paragraph 1 for it to be in accordance with the standards required by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Quarterly Information.

4.	As mentioned in Note 2, in connection with the changes in accounting practices adopted in Brazil during 2008, the statements of income for the quarter ended March 31, 2008, presented for comparison purposes, were adjusted and are being restated in line with Accounting Standards and Procedures (NPC) 12 – Accounting Practices, Changes in Accounting Estimates and Correction of Errors, approved by CVM Resolution No. 506. The cash flows are being presented by the Company for the first time for Quarterly Information purposes, addressing the effects of changes in the accounting practices adopted in Brazil during 2008 and therefore are also comparable between the quarters presented.

5.	The review of the Quarterly Information for the quarter ended March 31, 2008, originally prepared without considering the adjustments from the changes in accounting practices described in Note 2, was conducted by other independent auditors, who issued a report on special review without qualifications, dated April 29, 2008. In connection with our review of the Quarterly Information, we also reviewed the adjustments from the changes in accounting practices described in Note 2 for the quarter ended March 31, 2008. Based on our review, we are not aware of any significant modification that should be made to the accounting information at March 31, 2008, restated for comparison purposes, for it to be in line with the accounting practices adopted in Brazil and with Brazilian Securities and Exchange Commission (CVM) standards. We were engaged to review only the adjustments described in Note 2, and not to review or apply any other procedures on the Quarterly Information for the quarter ended March 31, 2008 and therefore we did not issue any report on the special review of the aforesaid Quarterly Information.

São Paulo, April 30, 2009

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2-SP 015199/O-6-F-MG

Luiz Carlos Passetti	Drayton Teixeira de Melo
Partner CRC-1-SP-144.343/O-3-S-MG	Partner CRC-1-SP-236947/O-3-S-MG

TELEMIG CELULAR S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in millions of Brazilian Reais, except as otherwise mentioned)

1. OPERATIONS

a. Equity Control

Telemig Celular S.A. (“Company”) is a publicly-held company which, at March 31, 2009, is controlled by Telemig Celular Participações S.A. (“Telemig Participações” or “controlling company”), which holds 83.25% of its total capital stock.

Telemig Participações is a publicly-held company which, at March 31, 2009, is controlled by Vivo Participações S.A. (“Vivo Participações”), which holds 58.94% of its total capital stock and 7.39% of the Company’s total capital.

b. Authorizations and Frequencies

The Company is a provider of the Personal Mobile Service (“SMP”) in Area 4 of Region 1 of the SMP General Authorizations Plan, including activities necessary or useful for the performance of such services, in conformity with the authorizations granted thereto, which cover the state of Minas Gerais.

The Company holds two authorizations for exploitation of mobile telephone services in the state of Minas Gerais, being: Sector 2—Minas Gerais (except Triângulo Mineiro region) and Sector 3 – Triângulo Mineiro region.

The Company’s business, including the services it is authorized to provide, is regulated by the National Telecommunications Agency (“ANATEL”), the telecommunication services regulatory agency, in accordance with Law No. 9,472, dated July 16, 1997, and respective regulations, decrees, decisions and complementary plans.

The authorizations granted by the ANATEL may only be renewed once, for a 15-year period, and requires payment at every two years after the first renewal of rates equivalent to 2% of its revenues for the year prior to that of the payment, net of taxes and mandatory social contributions, and related to the application of the Basic and Alternative Service Plans.

c. Agreement between Telefónica S.A. and Telecom Italy

In October 2007, TELCO S.p.A. (in which Telefónica S.A holds an interest of 42.3%), completed the acquisition of 23.6% of Telecom Italia. Telefónica S.A. has the shared control of Vivo Participações S.A., through its joint venture with Portugal Telecom. Telecom Italia holds an interest in TIM Participações S.A (TIM), which is a mobile telephone operator in Brazil. As a result of the acquisition of its interest in Telecom Italia, Telefónica S.A. does not have any direct involvement in the operations of TIM. Additionally, any transactions between the Company and TIM are transactions in the regular course of business, which are regulated by the ANATEL.

2. BASIS OF PREPARATION AND PRESENTATION OF THE QUARTERLY FINANCIAL STATEMENTS

a) Quarterly financial statements

The quarterly financial statements (“ITR’s”) are presented in thousand of Brazilian reais (except as otherwise mentioned) and have been prepared based on the accounting practices adopted in Brazil, as well as on the rules issued by the Brazilian Securities and Exchange Commission (CVM), with due regard to the accounting

TELEMIG CELULAR S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in millions of Brazilian Reais, except as otherwise mentioned)

standards set forth in the corporation law (Law No. 6,404/76), which include the new provisions introduced, amended and revoked by Law No. 11,638, dated December 28, 2007 and by Executive Act No. 449, dated December 03, 2008, with further regard, also, to the rules applicable to telecommunication service concessionaires.

The requirements of Brazilian Corporate Law apply to fiscal years started beginning on January 01, 2008. These requirements are not to be considered as changes of circumstances or of estimates and, therefore, the adoption of new practices introduced by Law No. 11,638/07, as a general rule, must be shown retrospectively, that is, by application of these new accounting practices as if they had been in use during all the periods presented, with due regard to the rule governing “Accounting Practices, Changes to Accounting Estimates and Correction of Mistakes”, as approved by the CVM, by Resolution No. 506. Accordingly, the Quarterly Information for the three-month period ended March 31, 2008 was restated with the purpose of making them comparable with the Quarterly Information related to the three-month period ended March 31, 2009 (note 2b).

Some items of the income statement for the three-month period ended March 31, 2008 were reclassified in order to allow comparison with the new controlling shareholder’s information. Accordingly, and in order to make understanding easier, the income statement has been presented, with due explanations for the reclassifications (note 28).

These ITR’s were prepared pursuant to principles, practices and criteria consistent with those adopted in preparing the financial statements for the last fiscal year and should be reviewed together with said statements.

b) Effect of the adjustments of Law No. 11,638/07 and of MP No. 449/08

The table below shows the effects of the application of Law No. 11.636/07 and of MP No. 449/08 in the income statement for the three-month period ended March 31, 2008.

	Summary description of adjustment	03.31.08
Net profit before changes introduced by Law No. 11,638/07 and MP No. 449/08		193,358
Reversal of the deferred assets amortization	(1)	936
Financial income (expenses) from:
Present value of monetary assets	(2)	(793)
Fair value of derivative transactions	(3)	2,221
Income tax and social contribution on total adjustments	(4)	(804)

Net effects resulting from full application of Law No. 11,638/07 and MP No. 449/08		1,560

Net profit with full application of Law No. 11,638/07 and MP No. 449/08		194,918

1.	Reversal of the deferred assets amortization referring to amounts not representing pre-operating expenses and which may not be reclassified in other groups of the balance sheet, pursuant to the provisions in CVM Resolution No. 527/08, which approved CPC 13, due to the writing-off effected on December 31, 2007;

2.	Financial expenses resulting from the adjustment to present value of the tax on Circulation of Merchandise and Services (Imposto Sobre Circulação de Mercadorias e Serviços—ICMS) on acquisitions of fixed assets, using the Long Term Interest Rate (“TJLP”);

3.	Financial income resulting from the adjustments to fair value of transactions with derivatives;

4.	Income tax (25%) and social contribution (9%), applied to all the above described adjustments;

TELEMIG CELULAR S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in millions of Brazilian Reais, except as otherwise mentioned)

Additionally, on account of the elimination of the “Non-operating income”, in conformity with MP No. 449/08, the Company has reclassified net income in the amount of R$77 in the income statement for the three-month period ended March 31, 2008 in “Other operating revenue (expenses), net”.

3. CASH AND CASH EQUIVALENTS

	03.31.09	12.31.08
Cash	2,456	4,808
Financial investments	81,713	616,262

Total	84,169	621,070

The financial investments refer to fixed income transactions, indexed to the variation of the Interbank Deposit Certificates (“CDI”), with immediate liquidity.

4. ACCOUNTS RECEIVABLE, NET

	03.31.09	12.31.08
Receivables from unbilled services	85,935	83,870
Receivables from interconnection fees	82,636	119,314
Receivables from billed services	55,575	58,386
Receivables from goods sold	46,911	66,152
(-) Allowance for doubtful accounts	(21,779)	(29,453)

Total	249,278	298,269

No customer represents more than 10% of the net accounts receivable at March 31, 2009 and December 31, 2008.

At March 31, 2009, the balance of accounts receivable includes R$12,466 (R$10,168 at December 31, 2008) related to transfer of co-billing of other operators, the amounts of which were determined on the basis of statements of commitment, once the corresponding contracts have not yet been signed by the parties. Pending matters related to the definition of liability for losses resulting from fraud have not yet been resolved, and await decision by the regulatory agency as well as settlement between the parties. The Company does not expect financial losses with respect to this matter.

The changes in the allowance for doubtful accounts are as follows:

	2009	2008
Balance at beginning of year	29,453	28,175
Additional allowance in the 1Q	6,508	8,346
Write-offs and recoveries in the 1Q	(14,182)	(4,775)

Balance at March 31	21,779	31,746

Additional allowance in the 2Q, 3Q and 4Q08		18,829
Write-offs and recoveries in 2Q, 3Q and 4Q08		(21,122)

Balance at year end		29,453

TELEMIG CELULAR S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in millions of Brazilian Reais, except as otherwise mentioned)

5. INVENTORIES

	03.31.09	12.31.08
Handsets	44,916	63,718
Simcard (chip)	6,371	9,563
Accessories and other	10,339	10,697
(-) Provision for obsolescence	(14,504)	(14,684)

Total	47,122	69,294

6. DEFERRED AND RECOVERABLE TAXES

6.1 Breakdown

	03.31.09	12.31.08
PIS and COFINS tax credits	45,014	49,958
ICMS tax credits	39,736	41,284
Prepaid income and social contribution taxes	19,601	56,878
Withholding income tax	5,249	9,971
Other tax credits	2,920	501

Total tax credits	112,520	158,592

Deferred income and social contribution taxes	191,759	205,125
ICMS to be allocated	8,684	10,175

Total	312,963	373,892

Current	161,362	234,575
Noncurrent	151,601	139,317

The Company is entitled to tax reduction benefit of 75% on the taxable profit generated in the tax incentive areas within the scope of the Agency for Development of the Northeast – ADENE, where the carrier operates (North of Minas Gerais and Vale do Jequitinhonha) for a period of 10 years as from 2004.

TELEMIG CELULAR S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in millions of Brazilian Reais, except as otherwise mentioned)

The breakdown of deferred income and social contribution taxes is as follows:

	03.31.09	12.31.08
Incorporated tax credit—reorganization (a)	43,031	45,524
Tax credits on provisions for: (b)
Contingencies and legal liabilities—CVM 489	90,918	85,931
Suppliers	15,217	14,135
Doubtful accounts	7,405	10,014
Provision for disposal of fixed assets	6,568	3,547
Customer loyalty program	5,287	6,260
Provision for inventory obsolescence	4,931	4,993
Employee profit sharing	2,141	3,847
Derivative and other securities transactions	4,444	30,874
Tax loss and negative tax basis (c)	11,817	—

Total deferred taxes	191,759	205,125

Current	61,800	88,176
Noncurrent	129,959	116,969

The amount recorded in the current assets refers to reversal of temporary differences and goodwill amortization expected for the next twelve months.

The deferred taxes were recorded assuming their future realization, as follows:

a)	Tax credit incorporated: represented by the net balance of goodwill and provision for maintenance of the shareholders’ equity integrity (note 6.2). Realization will occur in a period from 5 to 10 years. Studies performed by independent consultants hired during the corporate reorganization process support the recovery of such amounts within the above time frame.

b)	Temporary differences: realization will occur upon payment of the provisions, effective loss on bad debts or realization of inventories, as well as reversal of other provisions.

c)	Tax loss and negative tax basis: represents the amount recorded by the Company which will be offset up to the limit of 30% of the tax basis computed in the coming fiscal years and subject to no statute of limitations.

The Company prepared feasibility studies, approved by the Board of Directors, which indicated the full recovery of deferred tax amounts recognized at December 31, 2008, as defined in CVM Instruction No. 371. During the three-month period ended March 31, 2009, no relevant fact occurred that indicated limitations to full recovery of the deferred tax amounts recognized by the Company.

6.2 Tax credit incorporated—Corporate Reorganization

Provisions were recorded for maintenance of the shareholders’ equity of the merged company and, consequently, the net assets being merged represent, essentially, the tax benefit arising out of possible deduction of the incorporated goodwill.

TELEMIG CELULAR S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in millions of Brazilian Reais, except as otherwise mentioned)

Included in the accounting records held for corporate and tax purposes by the Company are specific accounts related to incorporated goodwill and provision and corresponding amortization, reversal and tax credit, the balances of which are as follows:

	03.31.09			12.31.08
	Goodwill	Provision	Net	Net
TCO IP Corporate Reorganization	126,563	(83,532)	43,031	45,524

The changes in the three-month period ended on March 31, 2009 are as follows:

Result:
Goodwill amortization	(7,333)
Provision reversal	4,840
Tax credit	2,493

Effect on income	—

To the extent the tax benefits are actually realized, the amount shall be incorporated into capital stock to the benefit of Vivo Participações, the other shareholders being assured preemptive rights. Proceeds arising out of the exercise of the preemptive rights shall be paid to Vivo Participações.

7. PREPAID EXPENSES

	03.31.09	12.31.08
Telecommunication Inspection Fee (Fistel)	63,628	18,771
Advertising and publicity	9,823	12,031
Rent	1,054	1,468
Financial charges, insurance premium, software and other	3,221	3,672

Total	77,726	35,942

Current	73,530	30,005
Noncurrent	4,196	5,937

8. OTHER ASSETS

	03.31.09	12.31.08
Judicial deposits and contractual pledge	7,013	7,451
Subsidies on terminal sales	2,227	9,604
Advances to employees	2,952	1,325
Credits with Amazônia Celular S.A. and Tele Norte Celular Participações S.A. (a)	306	8,522
Credits with suppliers	—	4,341
Prepayments to suppliers	200	206

Total	12,698	31,449

Current	5,735	24,059
Noncurrent	6,963	7,390

(a)	These refer to the amounts of administrative and human resources sharing contract and establishment of condominium with Telemig and Telemig Participações, existing until the date of acquisition of the share control by Vivo Participações. The balances are remunerated based on the Interbank Deposit Certificate (CDI) variation).

TELEMIG CELULAR S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in millions of Brazilian Reais, except as otherwise mentioned)

9. PROPERTY, PLANT AND EQUIPMENT, NET

		03.31.09			12.31.08
	Annual depreciation rates (%)	Cost	Accumulated depreciation	Property, plant and equipment, net	Property, plant and equipment, net
Transmission equipment	20.00 to 33.33	1,114,233	(868,643)	245,590	222,752
Switching equipment	20.00 to 33.33	509,128	(320,517)	188,611	193,883
Infrastructure	2.87 to 20.00	368,531	(236,483)	132,048	121,209
Terminal equipment	50.00	57,465	(33,075)	24,390	22,538
Buildings	2.86 to 4.00	12,186	(5,271)	6,915	7,067
Land		3,055	—	3,055	3,055
Other assets	6.67 to 20.00	219,572	(155,530)	64,042	59,951
Properties and construction in progress		79,702	—	79,702	139,311

Total		2,363,872	(1,619,519)	744,353	769,766

At March 31, 2009, the Company had items of property, plant and equipment pledged as guarantees in connection with legal proceedings in the amount of R$36,284 (R$32,911 at December 31, 2008).

10. INTANGIBLE ASSETS, NET

		03.31.09			12.31.08
	Annual amortization rates (%)	Cost	Accumulated amortization	Intangible, net	Intangible, net
Software use rights	20.00	291,642	(205,802)	85,840	89,754
Concession licenses	6.67 to 28.92	75,046	(25,369)	49,677	51,067
Other assets	10.00 to 20.00	15,368	(14,788)	580	274
Intangible in progress-software		6,990	—	6,990	16,268

Total		389,046	(245,959)	143,087	157,363

11. SUPPLIERS AND ACCOUNTS PAYABLE

	03.31.09	12.31.08
Suppliers	199,548	280,270
Interconnection / linking	37,706	35,695
Amounts to be transferred LD (a)	35,745	61,645
Other	7,374	14,008

Total	280,373	391,618

(b)	Amounts to be transferred refer to VC2, VC3 and roaming charges, invoiced to our customers and transferred to the long distance call operators.

TELEMIG CELULAR S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in millions of Brazilian Reais, except as otherwise mentioned)

12. TAXES, FEES AND CONTRIBUTIONS PAYABLE

	03.31.09	12.31.08
Current taxes:
ICMS	28,454	29,257
Income and social contribution taxes	12,497	52,190
PIS and COFINS	8,997	9,822
FUST and FUNTTEL	946	955
FISTEL	470	3,042
Other taxes, fees and mandatory contributions	1,006	124

Total	52,370	95,390

Legal liabilities (CVM 489/05):
FISTEL (a)	386,274	324,764
(-) Escrow deposit—FISTEL (a)	(386,274)	(324,764)
Withholding income tax (b)	20,314	19,828
(-) Escrow deposit—withholding income tax (b)	(20,314)	(19,828)
PIS and COFINS	13,106	12,933
Other taxes, fees and mandatory contributions	4,516	4,122

Total	17,622	17,055

Total	69,992	112,445

Current	39,970	83,690
Noncurrent	30,022	28,755

Legal liabilities—CVM Resolution 489/05

This includes the taxes that fall within the scope of CVM Resolution No. 489/05, dated October 3, 2005, which approved IBRACON NPC No. 22 standard.

For purposes of the financial statements, the amounts of escrow deposits for said taxes are offset against taxes, fees and mandatory contributions payable, as applicable.

a)	Telecommunications Inspection Fee—FISTEL

The Company filed a Writ of Mandamus challenging its liability for the payment of the inspection fees on mobile stations not owned by it, and started booking a provision and effecting a deposit in court for the amounts referring to the TFF—Operation Inspection Fee and to the TFI—Installation Inspection Fee. The case is awaiting decision by the TRF Court of the 1st Region.

Its legal counsels consider the chances of losses in these lawsuits to be possible. However, because this is a legal obligation under the terms of CVM Resolution No. 489/2005, the subsidiary has recorded a provision for this contingency. The provision recorded at March 31, 2009 was in the amount of R$386,274 (R$324,764 at December 31, 2008), with corresponding escrow deposits in the same amount.

TELEMIG CELULAR S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in millions of Brazilian Reais, except as otherwise mentioned)

b)	Withholding Income Tax (IRRF)on payments of Interest on Shareholders’ Equity—Telemig Celular Participações

The Company filed Writs of Mandamus requesting the court to declare its right not to be assessed IRRF at source on its receipts of interest on shareholders’ equity of its subsidiary. Based on the opinion of its legal consultants, the referred lawsuits are classified as possible loss; however, once this refers to a legal obligation under the terms of CVM Resolution No. 489/2005, at March 31, 2009 a provision was recorded and escrow deposits were made, totaling R$20,314 (R$19,828 at December 31, 2008).

c)	Other taxes, fees and contributions payable:

At March 31, 2009, the Company recorded the amount of R$17,622 (R$17,055 at December 31, 2008), referring to maters of PIS, COFINS and ISS taxes.

Following we present the changes in legal obligations in compliance with CVM Resolution 489/05:

	Legal liabilities	(-) Escrow deposits	Total
Balances at 12.31.08	361,647	(344,592)	17,055
Additions, net of reversal	61,001	(60,607)	394
Monetary adjustments	1,562	(1,389)	173

Balances at 03.31.09	424,210	(406,588)	17,622

13. LOANS AND DEBENTURES

a.1)	Loans

On January 14, 2009, the Company effected the repayment due under the Unsecured Senior Notes funding program in the amount of R$192,559.

a.2)	Debentures

In compliance with the Contract for Provision of SMP Services, in conformity with the Public Selection No 001/07, the State of Minas Gerais, acting through the State Department for Economic Development, has undertaken to subscribe debentures issued by the Company, within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universalization of Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações—FUNDOMIC). Under the terms of this Program, the company would make the SMP service available to 134 locations in the areas registered as 34, 35 and 38.

Also according to the program, 5,550 simple, unsecured, nonconvertible, registered, book-entry type debentures would be issued, without stock certificates being issued, in up to five series.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st Series of the 1st issue, amounting to R$6,210 in December 2007. In March 2008, for the service at 42 locations, 1,739 debentures were issued in the 2nd Series of the 1st issue, valued at R$17,390. At December 31, 2008, for the service at 77 locations, 3,190 debentures were issued in the 3rd Series of the 1st issue, valued at R$31,900, thus completing the program for providing service to

TELEMIG CELULAR S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in millions of Brazilian Reais, except as otherwise mentioned)

134 locations within the State of Minas Gerais. At March 31, 2009 the updated amounts of the 1st, 2nd and 3rd series of the debentures were R$6,734, R$18,522 and R$32,435, totaling R$57,691 (R$6,645, R$18,278 and R$32,000, totaling R$56,923 at December 31, 2008), respectively.

Charges applicable to the program described above are IPCA + 0.5% per year and the maturity date is July 05, 2021.

This program is subject to covenants as for petition for judicial and extrajudicial recovery, winding-up, dissolution, insolvency, voluntary bankruptcy or bankruptcy decree, default, non-performance of non-fiduciary obligations and compliance with a certain limit substantially based on financial indexes of the balance sheet and EBITDA (earnings before interest, taxes, depreciation and amortization), among others. At March 31, 2009, all the covenants were fulfilled by the company.

14. PROVISION FOR CONTINGENCIES

The Company is party to administrative and judicial proceedings related to labor, tax and civil claims. Relevant accounting provisions have been recorded with respect to such proceedings in which the chance of loss was deemed as probable.

The breakdown of the balances of such provisions is as follows:

	03.31.09			12.31.08
	Provisions	(-) Escrow deposits	Net	Net
Civil	14,189	(1,497)	12,692	10,870
Labor	7,723	(3,303)	4,420	4,879
Tax	3,547	(3,547)	—	—

Total	25,459	(8,347)	17,112	15,749

Current			8,763	7,452
Noncurrent			8,349	8,297

The changes to the provisions for net contingencies are as follows:

	2009	2008
Balances at the beginning of the year	15,749	8,632
Booking of provisions, net of reversal (note 21)	3,470	2,272
Reduction (Increase) of escrow deposits	(376)	2,169
Payments	(1,731)	(2,116)

Balances at March 31	17,112	10,957
Booking of provisions, net of reversals in 2Q, 3Q and 4Q08		19,301
Increase of escrow deposits in 2Q, 3Q and 4Q08		(4,462)
Payments in 2Q, 3Q and 4Q08		(10,047)

Balances at December 31		15,749

TELEMIG CELULAR S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in millions of Brazilian Reais, except as otherwise mentioned)

14.1. Civil Claims

These aforementioned provisions to several civil claims for which the respective provisions were recorded, as shown above, such provisions being deemed sufficient to meet probable losses on these cases.

a)	Consumers

The Company is party to several lawsuits brought by individual consumers or by civil associations representing rights of consumers claiming non-performance of services and/or products sold. Individually, none of these lawsuits is deemed to be material.

At March 31, 2009, based on the opinion of its independent counsels, the amount of R$11,159 (R$10,419 at December 31, 2008) was recorded, which is considered sufficient to meet potential losses on these proceedings.

At the same date, the sum of the amounts under discussion in several instances of the lawsuits of this nature for which the chance of loss is deemed as possible, was R$4,433 (R$4,905 at December 31, 2008).

b)	ANATEL

The Company is party to several legal and administrative proceedings brought by ANATEL referring to noncompliance with Regulations concerning the Personal Mobile Service. At March 31, 2009, the amount of R$1,283 (R$600 at December 31, 2008), was recorded, which is considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these lawsuits classified as “possible loss” was R$2,972 (R$600 at December 31, 2008).

c)	Other

These refer to actions of other natures, all of them related to the regular course of business. At March 31, 2009, based on the opinion of its legal consultants, the amount of R$1,747 (R$1,244 at December 31, 2008) was recorded, which is considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these lawsuits classified as “possible loss” was R$1,294 (R$1,544 at December 31, 2008).

14.2. Labor claims

These refer to several labor claims for which the respective provisions were recorded as shown above, which are considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these lawsuits classified as “possible loss” was R$11,241 (R$11,747 at December 31, 2008).

14.3. Tax Proceedings

No new tax proceedings classified as “probable loss” were filed in the three-month period ended on March 31, 2009.

TELEMIG CELULAR S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in millions of Brazilian Reais, except as otherwise mentioned)

At the same date, the amount involved in proceedings of this nature classified as “possible loss” was R$210,121 (R$205,568 at December 31, 2008), which are basically related to matters of ICMS, IRPJ, FISTEL, FUST, FUNTTEL, and other taxes. The proceedings filed in this quarter pertain to the same subject matters of those already in course at December 31, 2008.

15. OTHER LIABILITIES

	03.31.09	12.31.08
Prepaid services to be rendered—Deferred Revenue	33,662	43,406
Provision for disposal of assets (a)	15,817	15,537
Provision for loyalty program	15,550	18,412
Reverse stock split (b)	12,907	12,921
Provision for pension fund	7,328	7,127
Liabilities to related parties	—	187
Other	194	194

Total	85,458	97,784

Current	62,313	74,935
Noncurrent	23,145	22,849

(a)	This refers to the costs to be incurred in connection with the obligation of returning to the owners the “sites” (locations for installation of Radio Base Stations—RBS of the subsidiary) in the same conditions as they were found at the time of the execution of the initial lease contracts thereof.

(b)	This refers to credit made available to the holders of remaining shares as a result of the reverse stock split of the capital stock of the Company.

16. SHAREHOLDERS’ EQUITY

a)	Capital Stock

The subscribed and paid-up capital at March 31, 2009 and December 31, 2008 is made-up of book-entry shares, with no par value, allocated as follows:

Classes of Shares	Number of shares
Common	891,241
Preferred
Preferred class B	196
Preferred class C	20,769
Preferred class D	1
Preferred class E	3,830
Preferred class F	12,783
Preferred class G	1,443,356

2,372,176

TELEMIG CELULAR S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in millions of Brazilian Reais, except as otherwise mentioned)

Preferred shares of all classes are not entitled to vote, except in those cases as set forth in the Bylaws, and are ensured priority upon the reimbursement of the capital without premium, being: i) to class “B” shares, fixed and cumulative dividends of 9% per year, and ii) to class “C” and “F” shares, minimum and non-cumulative fixed dividends of 6% to 10% per year, calculated on the amount resulting from the division of the portion of the capital stock represented by the respective class by the total number of shares of that class, issued by the Company, with due regard to the priority limits, as determined in the Bylaws.

Considering the new wording of art. 17 of Law No. 6,404/76, as amended by Law No. 10,303/01, the General Shareholders’ Meeting approved changes to the rules for payment of dividends to preferred shares of the Company, creating a class “G” preferred share with priority upon the reimbursement of the capital stock, without premium, and the right to payment of dividends according to the below described criteria, alternatively, whichever is higher:

I	-	priority upon the receipt of fixed and non-cumulative dividends of ten per cent (10%) per year, calculated on the amount resulting from the division of the capital stock represented by the referred class by the total number of shares of that class, issued by the Company; or

II	-	right to share the dividends to be distributed under the terms of article 39, sole paragraph, of the Bylaws, in conformity with the following criteria:

c) priority upon the receipt of non-cumulative minimum dividends corresponding to three per cent (3%) of the equity value of the share; and

d)      right to share the profits distributed under equal conditions with the common shares, after the minimum priority dividend stipulated in conformity with item “a” above is ensured to the common shares.

Future issues of preferred shares shall be of class G shares.

Preferred shares shall become entitled to vote if the Company, for 3 consecutive fiscal years, fails to pay the minimum dividends to which they are entitled.

b)	Capital Reserves

b.1)	Special Goodwill Reserve

As a result of the Corporate Reorganization process of TCO IP S.A., carried out on December 19, 2008, a special Goodwill reserve was recorded in the amount of R$45,921, as a counter-entry to the incorporated net assets and represents the value of the future tax benefit to be earned by amortization of the incorporated Goodwill. The portion of the special Goodwill reserve corresponding to the benefit, by the end of each fiscal year, shall be capitalized to the benefit of Vivo Participações.

b.2)	Tax Incentives

These represent the amounts invested in tax incentives in previous fiscal years.

c)	Profit Reserves

c.1)	Legal Reserve

The legal reserve is recorded by allocation of 5% of the net profit for the year, up to the limit of 20% of the paid-up capital stock or 30% of the capital stock added by the capital reserves. Given the establishment of such, allocations to this reserve are no longer mandatory, as set forth in Art. 193 of Law No. 6,404/76.

TELEMIG CELULAR S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in millions of Brazilian Reais, except as otherwise mentioned)

c.2)	Reserve for Expansion

The reserve for expansion was recorded with the purpose of holding funds for financing additional investments of fixed and current capital by allocation of up to 100% of the remaining net profit, after the legal determinations and the balance of the retained earnings account for the fiscal year ended on December 31, 2008. This reserve is supported by a capital budget approved at the shareholders’ meetings.

d)	Retained Earnings

The General and Special Shareholders’ Meeting held on March 18, 2009 approved the allocation of the net profit for fiscal year 2008, in the amount of R$299,723, of which R$14,986 will be applied to the Legal Reserve and R$284,737 will be distributed as dividends and interest on shareholders’ equity categorized as follows: R$66,936 as interest on shareholders’ equity, gross value (R$56,895, net of withholding income tax) and R$217,801 as dividends. Additionally, R$4,306 were allocated as supplementary dividends. The meeting also approved the transfer of the remaining balance of retained earnings in the amount of R$456,021 to the Expansion Reserve, based on the capital budget proposed for fiscal year 2009 of its subsidiary, as set forth in art. 196, and with due regard to the provisions in art. 198 of Law 6,404/76 and articles 39, 2, and 43 of the Bylaws.

Pursuant to the change introduced by Law No. 11,638/07, the net profit for the year must be entirely allocated in accordance with the provisions in articles 193 to 197 of Law No. 6,404/76.

e)	Dividends and Interest on Shareholders’ Equity

The General and Special Shareholders’ Meeting held on February 12, 2009 resolved on the payment of dividends and interest on shareholders’ equity in the amount of R$289,043, being: interest on shareholders’ equity in the amount of R$66,936 (R$56,895 net of withholding income tax) and dividends in the amount of R$222,107, which were paid in March 2009.

The shareholders are ensured a minimum dividend of at least 25% of the adjusted net profit of every fiscal year, in conformity with the Corporations Law and with the Bylaws, which is increased up to the amount necessary for payment of the priority minimum dividend payable to the preferred shares.

TELEMIG CELULAR S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in millions of Brazilian Reais, except as otherwise mentioned)

17. NET OPERATING REVENUE

	03.31.09	03.31.08
Franchise and use	299,162	271,342
Interconnection	165,395	155,204
Data and value-added services (SVA)	58,025	45,070
Other services	7,314	5,675

Gross revenue from telecommunication services	529,896	477,291
ICMS	(74,200)	(62,076)
Discounts granted	(68,431)	(73,078)
PIS and COFINS	(20,012)	(17,445)
ISS	(990)	(166)

Net operating revenue from telecommunication services	366,263	324,526

Gross revenue from sales of handsets and accessories	38,359	28,113
PIS and COFINS	(3,422)	(2,529)
Returns of goods sold	(1,432)	(769)
ICMS	(574)	(88)

Net operating revenue from sales of handsets and accessories	32,931	24,727

Total net operating revenue	399,194	349,253

No customer has contributed more than 10% of the gross operating revenue for the three-month periods ended on March 31, 2009 and 2008.

18. COST OF GOODS SOLD AND SERVICES RENDERED

	03.31.09	03.31.08
Interconnection	(78,470)	(61,789)
Depreciation and amortization	(56,472)	(40,862)
Taxes, fees and contributions	(19,663)	(14,540)
Outsourced services	(14,328)	(13,802)
Rent, insurance and condominium fees	(14,020)	(9,795)
Connection means	(13,936)	(12,596)
Personnel	(5,240)	(3,757)
Other supplies	(5,841)	(2,586)

Cost of services rendered	(207,970)	(159,727)
Cost of goods sold	(54,143)	(31,354)

Total	(262,113)	(191,081)

TELEMIG CELULAR S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in millions of Brazilian Reais, except as otherwise mentioned)

19. SELLING EXPENSES

	03.31.09	03.31.08
Outsourced services	(28,313)	(28,351)
Personnel	(18,144)	(20,059)
Advertising	(10,384)	(5,634)
Depreciation and amortization	(8,200)	(4,935)
Allowance for doubtful accounts	(6,508)	(8,346)
Customer loyalty program and donations	(1,969)	(8,882)
Rent, insurance and condominium expenses	(1,749)	(1,537)
Other supplies	(1,597)	(2,097)

Total	(76,864)	(79,841)

20. GENERAL AND ADMINISTRATIVE EXPENSES

	03.31.09	03.31.08
Outsourced services	(16,936)	(27,857)
Depreciation and amortization	(16,841)	(10,456)
Personnel	(9,102)	(14,393)
Rent, insurance and condominium expenses	(896)	(609)
Outsourced services	(723)	(2,456)

Total	(44,498)	(55,771)

21. OTHER OPERATING REVENUE (EXPENSES), NET

	03.31.09	03.31.08
Recovered expenses	3,243	1,018
Fines	1,075	5,685
Shared infrastructure and EILD	5,514	4,439
Reversal of provisions (a)	37	251,624
Provision for contingencies	(3,507)	(2,272)
FUST	(1,757)	(1,467)
PIS and COFINS	(2,453)	—
FUNTTEL	(879)	(734)
Other taxes, fees and mandatory contributions	(773)	—
Other	10,981	7,259

Total	11,481	265,552

(a)	In the first quarter of 2008 the Company reverted all the provision recorded for ICMS on subscription fees and value-added services, in the amount of R$700,005, being R$448,381 as a counter-entry to the escrow deposits recorded in non-current assets and R$251,624 as a counter-entry to the income for the period.

TELEMIG CELULAR S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in millions of Brazilian Reais, except as otherwise mentioned)

22. FINANCIAL INCOME (EXPENSES) AND MONETARY AND EXCHANGE VARIATIONS

	03.31.09	03.31.08
Financial income	13,743	17,204

Financial expenses:
Loans and debentures	(988)	(3,383)
Derivative transactions	(872)	(2,277)
Other financial transactions	(1,839)	(2,584)

Total	(3,699)	(8,244)

Monetary and exchange variations:
In liabilities
Derivative transactions	1,777	1,657
Loans	(2,580)	(1,776)
Other transactions	(131)	(35)

Total	(934)	(154)

23. INCOME TAX AND SOCIAL CONTRIBUTION

The Company records monthly provisions for income tax and social contribution, on an accrual basis, paying the taxes based on the monthly estimate. Deferred taxes are recognized on temporary differences, as mentioned in Note 6. The breakdown of expenses with income tax and social contribution is shown below:

	03.31.09	03.31.08
Income tax and social contribution on amortized goodwill	(2,493)	—
Income tax and social contribution expenses	(182)	(25,548)
Deferred income tax and social contribution	(10,232)	(76,452)

Total	(12,907)	(102,000)

Below is a reconciliation of the expense with income taxes disclosed, by eliminating the effects of the goodwill tax benefit, and the amounts calculated by applying combined statutory rates at 34%:

	03.31.09	03.31.08
Income before taxes	36,310	296,918
Tax debt at combined statutory rate (34%)	(12,345)	(100,952)
Permanent additions:
Other nondeductible expenses	(2,496)	(1,005)
Permanent exclusions:
Other nondeductible expenses	1,340	—
Other deductible expenses	594	(43)

Tax debt	(12,907)	(102,000)

TELEMIG CELULAR S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in millions of Brazilian Reais, except as otherwise mentioned)

24. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company is engaged in transactions involving financial instruments, the risks of which are actively managed by means of a set of initiatives, procedures and comprehensive operating policies.

The Company’s financial instruments are presented in compliance with CVM Resolution No. 566, dated December 17, 2008, which approved Technical Statement CPC 14, and with CVM Instruction 475, dated December 17, 2008.

a)	General considerations

At March 31, 2009 and December 31, 2008, the main financial instruments, and their respective values by category, are as follows:

	03.31.09			12.31.08
	Fair value through profit and loss	Amortized cost	Total	Fair value through profit and loss	Amortized cost	Total
Assets
Cash and cash equivalents	84.169	—	84.169	621.070	—	621.070
Restricted deposits	2.273	—	2.273	4.012	—	4.012
Accounts receivable, net	—	249.278	249.278	—	298.269	298.269
Liabilities
Payroll and related charges	—	16.767	16.767	—	24.276	24.276
Accounts payable	—	280.373	280.373	—	391.618	391.618
Taxes payable	—	69.992	69.992	—	112.445	112.445
Loans	—	—	—	—	195.269	195.269
Debentures	—	57.691	57.691	—	56.923	56.923
Dividends and Interest on shareholder’equity	—	3.816	3.816	—	280.588	280.588
Derivative transactions	—	—	—	67.348	—	67.348
Other		85.458	85.458	—	97.784	97.784

b)	Considerations on risk factors which may affect the Company’s business

The main market risks which the Company is exposed to in the conduct of its activities are:

Credit Risk

The credit risk arises out of the potential difficulty to collect the amounts payable for telecommunication services rendered to its customers and for sales of handsets to the distributors network, as well as the risk related to financial statements.

The credit risk involved in the rendering of telecommunications services is minimized by a strict control of the customer base and active management of customers’ default, by means of clear policies regarding the sale of post-paid handsets. The customer base of the Company has, predominantly, a prepaid system, which requires the upfront payment and consequently entails no credit risk.

TELEMIG CELULAR S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in millions of Brazilian Reais, except as otherwise mentioned)

The credit risk in the sale of handsets and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial databases.

The Company is also subject to credit risk originating from their financial investments. The Company acts in such a manner as to diversify this exposure among various world-class financial institutions.

Interest and Inflation Rate Risk

The inflation rate risk arises out of the debentures issued, indexed to the IPCA, which may negatively affect the financial expenses by an unfavorable change of this index.

The Company has its financial investments indexed to the CDI. Should there be an increase in the local interest rate, the financial assets may be positively affected by this effect.

Exchange Rate Risk

At March 31, 2009, the Company has no foreign currency loans (note 13). At December 31, 2008, the Company recorded balances of US$83,557 for loans and of US$80,000 for derivative instruments.

c)	Derivative Transactions and Risk Management Policy

Pursuant to a corporate policy of risk management, all contracting of derivative financial instruments is intended for protection against foreign exchange risk and variations in foreign and local interest rates arising out of financial debts. Since the Company had no such loans recorded at March 31, 2009, no derivative instruments contracting was recorded at such date.

Analysis of sensibility to the risk variables of the Company

CVM Instruction provides for that publicly-held companies, in addition to the provisions in item 59 of CPC 14—Financial Instruments: Recognition, Measurement and Evidencing, are required to disclose a statement of sensibility analysis, for each type of market risk deemed by the management to be material, originated by financial instruments, to which the entity is exposed at the closing date of each period, including all the transactions with derivative financial instruments.

At March 31, 2009, as the Company has no derivative instruments contracted, there is no risk of impact of these instruments on the financial result and, therefore, there is no exposure requiring a risk sensibility analysis.

25. POST-EMPLOYMENT BENEFITS PLAN

Telemig Celular individually sponsors a defined retirement benefits plan—Plano PBS Telemig Celular. Besides the benefit of supplementation, medical assistance (PAMA) is provided to retired employees and their dependents, at shared cost. Actuarial provisions relating to the defined benefit plans are recorded in “Other liabilities” (Note 15).

Telemig Celular also sponsors the CelPrev, a defined contribution plan, under the same conditions as published for the last fiscal year.

TELEMIG CELULAR S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in millions of Brazilian Reais, except as otherwise mentioned)

26. TRANSACTIONS WITH RELATED PARTIES

The main transactions with non-consolidated related parties are:

a)	Communication via local cellular phone and long distance and use of network: these transactions are carried out with companies of the same controlling group: Vivo S.A., Telecomunicações de São Paulo S.A.—TELESP and subsidiaries. Part of these transactions was carried out in conformity with agreements entered into between TELEBRAS and the concessionaires prior to the privatization, under conditions regulated by ANATEL.

b)	Telephone assistance services: services provided by Atento Brasil S.A. and Mobitel S.A. – Dedic to users of telecommunication services.

	03.31.09	12.31.08
Assets:
Accounts receivable, net	16,022	12,973
Liabilities:
Suppliers and accounts payable	17,096	14,088

	2009	2008
Result
Revenue from telecommunication services	27	6,422
Cost of services rendered	(531)	—
Revenues with sharing of resources	—	7.087

Until March 31, 2008, the Company and its subsidiary, Amazônia Celular S.A. and Tele Norte Celular Participações S.A. were owned by the same controlling shareholder – Telpart Participações S.A. For this reason, the amounts stated for the three-month period ended on March 31, 2009 refer to the transactions among these companies and they remained as related parties only for comparison purposes.

27. INSURANCE

The Company has adopted a policy of monitoring risks inherent to its transactions. For this reason, as of March 31, 2009, the Company had insurance contracts in place for coverage of operating risks, civil liability, health risks, etc. The Management of the Company considers that the amounts of such contracts are sufficient to cover potential losses. The main assets, liabilities or interests covered by insurance and their respective amounts are shown below:

Type of Insurance	Insured Amounts
Operating risks	R$2,180,792
Comprehensive Civil Liability—RCG	R$12,000
Automobile (fleet of executive vehicles)	Material/bodily and moral damages: R$1,100

TELEMIG CELULAR S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in millions of Brazilian Reais, except as otherwise mentioned)

28. INCOME STATEMENT FOR THE THREE-MONTH PERIOD ENDED 03.31.08

In order to offer proper comparison, we are presenting below the consolidated income statement for the three-month period ended on March 31, 2008, considering the necessary reclassifications for alignment of the Company’s practice to the holding company’s practices, and the effects resulting from the application of Law No. 11,638/07 and MP No. 449/08.

	Income Statement disclosed at 03.31.08	New controlling shareholder reclassifications	Adjustments to Law nº 11,638/07		Income Statement of 03.31.08, disclosed on 03.31.09
Gross operating revenue	964,901	(459,497)	—	a,b	505,404
Deduction from the gross operating revenue	(611,279)	455,128	—	a	(156,151)

Net operating revenue	353,622	(4,369)	—		349,253
Cost of services rendered and goods sold	(193,879)	2,798	—	c,d,e,f,h,i,j	(191,081)

Gross profit	159,743	(1,571)	—		158,172
Selling expenses	(73,184)	(7,593)	936	c,e,g,h,j,k,l	(79,841)
General and administrative expenses	(44,434)	(11,337)	—	b,g,h,i,k	(55,771)
Other operating revenue (expenses), net	251,624	13,851	77	f,h,k	265,552
Financial income, net	7,378	—	1,428	l	8,806

Operating profit	301,127	(6,650)	2,441		296,918
Non-operating income, net	77	—	(77)	l	—

Profit before taxes and minority interest	301,204	(6,650)	2,364		296,918
Income tax and social contribution	(101,196)	—	(804)	l	(102,000)
Employees’ profit share	(6,650)	6,650	—	i	—

Net income for the period	193,358	—	1,560	m	194,918

The main reclassifications effected in the income statement are as follows:

a.	Elimination of the amounts of prepaid services recharge bonus against discounts granted;

b.	Transfer of the shared infrastructure amounts and EILD to “Other Operating Revenue” and “General and Administrative Expenses”;

c.	Transfer of the amounts of handset distribution costs to “Selling Expenses”

d.	Transfer of the revenue from fines on telecommunication services to “Other Operating Revenue”;

e.	Transfer of the amounts of internet communication services, preparation and mailing of telephone bills to “Selling Expenses”;

f.	Transfer of the amounts of Fust, Funttel to “Other Operating Expenses”;

g.	Transfer of the amounts of corporate service revenues to “Other Operating Revenue”;

h.	Transfer of the amounts of bank tariffs and other expenses to “General and Administrative Expenses”;

i.	Transfer of the amounts of employees’ profit share to “General and Administrative Expenses”.

TELEMIG CELULAR S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in millions of Brazilian Reais, except as otherwise mentioned)

j.	Transfer of the amounts of provision/reversal of obsolescence to “Cost of Goods Sold”;

k.	Transfer of the amounts of expenses with provision for contingencies to “Other Operating Expenses”; and

l.	Effects arising out of the application of Law No. 11,638/07 and MP No. 449/08, which had not been applied to the ITRs for the period.

29. CORPORATE REORGANIZATION

On March 20, 2009, the Boards of Directors of Vivo Participações, Telemig Celular and Telemig Participações, in the form and for the purposes of CVM Instructions No. 319/999 and 358/02, approved the proposal to be submitted to the shareholders of Vivo Participações, Telemig Celular and Telemig Participações for Corporate Reorganization through merger of the shares of Telemig Celular and of Telemig Participações into Vivo Participações, by converting Telemig Celular in to a wholly-owned subsidiary of Telemig Participações and, the latter, into a wholly-owned subsidiary of Vivo Participações.

The purpose of the proposed Corporate Reorganization is to simplify the current organizational structure, which includes three publicly-held companies, two of them having ADRs traded abroad. The simplified structure will reduce administrative costs and allow the shareholders of the companies to hold interest in one sole company whose shares are traded both in Brazilian and international stock exchanges, with more liquidity, besides facilitating unification, standardization and rationalization of the general management of the business.

TELEMIG CELULAR S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in millions of Brazilian Reais, except as otherwise mentioned)

The flow chart below, reproduced in a simple manner, shows the current corporate structure and the structure after implementation of the Corporate Reorganization, emphasizing that the referred transaction will not change the composition of the final share control of the companies involved:

Current Corporate Structure:

TELEMIG CELULAR S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in millions of Brazilian Reais, except as otherwise mentioned)

Corporate structure after merger of the shares of Telemig Celular into Telemig Participações and of Telemig Participações into Vivo Participações:

All the shares of Telemig Celular will be merged into Telemig Participações’ equity, and the holders of the merged shares of Telemig Celular will be entitled to directly receive those new shares to which they have rights in the merger company, Telemig Participações. At the same date, the shares of Telemig Participações will be merged into Vivo Participações’ equity, and the holders of the merged shares of Telemig Participações will be entitled to directly receive those new shares to which they have right in the merger company, Vivo Participações, pursuant to such exchange ratio as may be agreed among the above mentioned companies.

The merger of the shares of Telemig Celular and of Telemig Participações shall not cause any change to the number or breakdown by type of shares, which will ultimately be entirely held by Vivo Participações. Holders of common and preferred shares of Telemig Celular which are merged into Telemig Participações’ equity will receive new shares in Telemig Participações of the same type, that is, merged preferred shares will be replaced by new preferred shares of Telemig Participações to be issued on behalf of the respective holder, and merged common shares shall be replaced by new common shares of Telemig Participações to be issued on behalf of the respective holder. Subsequently, and in the same manner, the holders of common and preferred shares of Telemig Participações which are merged into Vivo Participações’ equity will receive new shares of Vivo Participações of the same type. Thus, upon completion of the transaction, the non-controlling shareholders of Telemig Celular and of Telemig Participações will become shareholders of Vivo Participações.

The holders of common and preferred shares of Telemig Celular and of Telemig Participações and of common shares of Vivo Participações who dissent from the merger of shares of Telemig Celular and of Telemig Participações will have the right, as from the date of the general and special meetings of the companies adopting resolutions with respect to the Corporate Reorganization, to withdraw from the respective companies, upon reimbursement of the shares of which they are holders on the record date of the notice of the Relevant Fact.

TELEMIG CELULAR S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in millions of Brazilian Reais, except as otherwise mentioned)

The above mentioned Corporate Reorganization will be submitted to ANATEL for approval. Since it refers to a Corporate Reorganization among companies belonging to the same economic group, the transaction described herein is not subject to approval from the Administrative Council for Economic Defense – CADE. The holding of the meetings for adoption of resolutions concerning the Corporate Reorganization will be subject to the registration with the Securities Exchange Commission—SEC, as required in its respective regulations, due to the trading of ADRs issued by Telemig Participações in the New York Stock Exchange).

COMMENTS OF THE CONSOLIDATED PERFORMANCE IN THE QUARTER

TELEMIG CELULAR S.A.

NET OPERATING REVENUES—TELEMIG

	According to Corporate Law
R$ million	1 Q 09	4 Q 08	Δ%	1 Q 08	Δ%
Access and Usage	164.0	173.8	-5.6%	142.9	14.8%
Network usage	159.4	172.0	-7.3%	149.6	6.6%
Data revenue plus VAS	37.3	33.0	13.0%	27.7	34.7%
Other services	5.6	8.2	-31.7%	4.4	27.3%
Net service revenues	366.3	387.0	-5.3%	324.6	12.8%

Net handset revenues	32.9	48.9	-32.7%	24.7	33.2%
Net Revenues	399.2	435.9	-8.4%	349.3	14.3%

OPERATING REVENUE

Revenue growth over sector’s average.

•     Total net revenue increased by 14.3% when compared to 1Q08. This increase is a result of higher revenue from access and usage, increase in the usage of data and VAS services, in addition to growth in the revenue from sales of handsets, allied to growth of the customer base.

•     The “revenue from access and usage” recorded an increase of 14.8% in relation to 1Q08, especially due to the improvement on the customer base quality and to the growth in the total outgoing traffic because of the usage incentives. When compared to 4Q08, there was a decrease of 5.6% due to seasonality and number of business days.

Data and VAS revenue increased by 34.7%

•     Data and Value Added Services, or VAS, revenue increased by 34.7% and 13.0% compared to the 1Q08 and 4Q08, respectively. The amount of R$ 37.3 million, representing 10.2% of the net service revenue, is mainly due to the increase in peer-to-peer SMS/MMS usage as a consequence of new activations offering data advantages.

OPERATING COSTS—TELEMIG CELULAR S.A.

	According to Corporate Law
R$ million	1 Q 09	4 Q 08	Δ%	1 Q 08	Δ%
Personnel	(32.5)	(29.8)	9.1%	(37.9)	-14.9%

Cost of services rendered	(146.3)	(130.5)	12.1%	(115.1)	27.1%

Leased lines	(13.9)	(14.3)	-2.8%	(12.6)	10.3%
Interconnection	(78.5)	(75.4)	4.1%	(61.8)	27.0%
Rent/Insurance/Condominium fees	(14.0)	(12.2)	14.8%	(9.8)	42.9%
Fistel and other taxes and contributions	(19.7)	(18.6)	5.9%	(14.5)	35.9%
Third-party services	(14.4)	(13.7)	5.1%	(13.8)	4.3%
Others	(5.8)	3.7	n.a.	(2.6)	123.1%
Cost of goods sold	(54.1)	(77.7)	-30.4%	(31.4)	72.3%

Selling expenses	(50.5)	(58.4)	-13.5%	(54.8)	-7.8%

Allowance for doubtful accounts	(6.5)	(4.0)	62.5%	(8.3)	-21.7%
Third-party services	(38.7)	(44.6)	-13.2%	(34.0)	13.8%
Customer loyalty and donations	(2.0)	(7.5)	-73.3%	(8.9)	-77.5%
Others	(3.3)	(2.3)	43.5%	(3.6)	-8.3%
General & administrative expenses	(18.5)	(15.6)	18.6%	(30.9)	-40.1%

Third-party services	(16.9)	(13.3)	27.1%	(27.8)	-39.2%
Others	(1.6)	(2.3)	-30.4%	(3.1)	-48.4%
Other operating revenue (expenses)	11.4	(4.2)	n.a.	265.4	-95.7%

Operating revenue	9.8	8.4	16.7%	262.7	-96.3%
Operating expenses	(9.4)	(10.6)	-11.3%	(4.5)	108.9%
Other operating revenue (expenses)	11.0	(2.0)	n.a.	7.2	52.8%

Total costs before depreciation / amortization	(290.5)	(316.2)	-7.7%	(5.0)	n.a.

Depreciation and amortization	(81.5)	(67.3)	21.1%	(56.3)	44.8%
Total operating costs	(372.0)	(383.5)	-2.6%	(61.3)	509.3%

OPERATING COSTS

Cost of service rendered increased by 27.1% over 1Q08.

•      Cost of services rendered increased by 27.1% over 1Q08 due to higher interconnection cost related to both the growth of outgoing traffic and increase of expenses with Fistel Fee due to increase of the customer base. When compared to 4Q08, which is positively impacted by the co-billing renegotiation, the cost of services rendered increased 12.1%, as a result of the increase in interconnection expenses and Fistel Fee, which effects are associated to the customer base expansion, as well as increase of rent, insurance and condominium expenses.

Higher commercial activity led to the increase on costs of goods sold.

•      The cost of goods sold recorded an increase of 72.3% in the quarter in relation to 1Q08. This increase was due to the commercial activity in the period and to the foreign exchange devaluation. When compared to 4Q08, it recorded a reduction of 30.4% due to lower activity in the period.

•      In the 1Q09, selling expenses decreased by 7.8% over the 1Q08 due to a decrease in expenses in customer retention efforts, in addition to a decrease in allowance for doubtful accounts. When compared to 4Q08, it recorded a reduction of 13.5% due to the decrease in expenses with customer retention and third-party services, especially publicity and advertising.

•     Allowance for doubtful accounts recorded a reduction in 1Q09 of 21.7% over 1Q08. The amount of R$ 6.5 million represents 1.1% of the total gross revenue, a reduction of 0.5 percentile point, a 62.5% increase in comparison with the 4Q08, which is positively impacted by the corporate segment credit recovery for which provisions had been previously recorded and by the individual segment credit recovery due to the campaigns carried out for stimulating a bonus amount.

Reduction of 37.1% in general and administrative expenses in relation to 1Q08

•     General and administrative expenses decreased by 35.3% when compared to the 1Q08 due, mainly, to the reduction in consulting and other expenses with technical administrative services. When compared to 4Q08, general and administrative expenses recorded an increase of 28.2% due to the growth in expenses with third-party services.

•     Other Operating Revenues/Expenses recorded revenue of R$ 11.4 million, reverting the result recorded in 4Q08 and slightly lower than it was recorded in 1Q08, excluding the effects of the ICMS reversal. This result is due to the increase in other revenue.

DEPRECIATION AND AMORTIZATION

•     Depreciation and amortization increased by 44.8% and by 21.1% in relation to 1Q08 and 4Q08, respectively, as a consequence of investments made in the period for expansion of coverage and amortization of softwares due to the integration with Vivo.

FINANCIAL REVENUES (EXPENSES)—TELEMIG

	According to Corporate Law
R$ million	1 Q 09	4 Q 08	Δ%	1 Q 08	Δ%
Financial Revenues	13.7	22.2	-38.3%	17.2	-20.3%

Other financial revenues	13.7	22.2	-38.3%	17.2	-20.3%
Financial Expenses	(3.7)	(12.6)	-70.6%	(8.3)	-55.4%

Other financial expenses	(2.8)	(7.0)	-60.0%	(6.0)	-53.3%
Gains (Losses) with derivatives transactions	(0.9)	(5.6)	-83.9%	(2.3)	-60.9%

Exchange rate variation / Monetary variation	(0.9)	(1.4)	-35.7%	0.1	n.a.

Net Financial Income	9.1	8.2	11.0%	8.8	3.4%

Increase of 11% in net financial revenues in 1Q09 over 4Q08

•     In the comparison with 1Q08, the net financial revenue increased by R$ 0.3 million. This is due to a lower debt cost (due to settlement of Notes, aligned to a higher effective interest rate in the period (2.85% in 1Q09 and 2.53% in 1Q08).

         Comparing 1Q09 to 4Q08, despite a lower effective interest rate in the period, the net financial revenue of the Company increased by R$ 0.9 million. This increase is explained by a lower debt cost (settlement of the Notes), as already mentioned, and their respective swaps.

LOANS AND FINANCING - TELEMIG

	CURRENCY
Lenders (R$ million)	R$	US$	Total
Debentures	57.7	—	57.7
Notes	—	—	—
		—	—

Adjust “Law No. 11,638/07”	—	—	—

Total	57.7	—	57.7

Exchange rate used

Payment Schedule—Long Term

2009	—	—	—
as from 2009	57.7	—	57.7
Total	57.7	—	57.7

NET DEBT—TELEMIG
	Consolidated		Combined
	Mar 31.09	Dec 31.08	Mar 31.08
Short Term	—	195.3	142.3
Long Term	57.7	56.9	23.8
Total debt	57.7	252.2	166.1

Cash and cash equivalents	(409.0)	(952.7)	(942.2)
Derivatives	—	67.3	97.9
Net Debt	(351.3)	(633.2)	(678.2)

The debt profile is 100% long term.

•     At March 31, 2009, the debt for loans and financings of Telemig Celular was R$ 57.7 million, referring to debentures issued under the Minas Comunica program. In this quarter, foreign currency debts were settled due to the settlement of Notes effected in January/09, as well as their corresponding swaps, causing the Company to have 100% of its debt in Brazilian reais and with a long term profile.

         This debt was offset by cash and cash investments totaling R$ 409.0 million, resulting in net cash of R$ 351.3 million.

Investments (CAPEX)

Increase of GSM capacity and enhancement of 3G scope.

•     The total investments in the quarter were quite higher than what was invested in 1Q08, being directed to increasing the GSM capacity and enhancing the 3G coverage scope, besides the fulfillment of coverage goals set forth by Anatel, showing the strategic importance of this operation. The investments portfolio totaled R$ 41.8 million, representing 10.5% of the net revenue.

CAPEX—TELEMIG

R$ million	1 Q 09	4 Q 08	1 Q 08
Network	28.2	123.1	2.8
Technology / Information System	5.6	14.7	6.0
Products and Services, Channels, Administrative and others	8.0	20.3	3.4
Total	41.8	158.1	12.2

% Net Revenues	10.5%	36.3%	3.5%

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.